Registration Nos. 333-151073

811-09725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT No. 1

POST-EFFECTIVE AMENDMENT No. N/A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 1

THE GUARDIAN SEPARATE ACCOUNT N

(Exact Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Complete Address of Principal Executive Offices)

(212) 598-8359

(Depositors Telephone Number)

RICHARD T. POTTER, JR., ESQ.

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Copy to:

Steve Roth

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b), or

☐	on pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(i), or

☐	on pursuant to paragraph (a)(i) of Rule 485

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously-filed post-effective amendment.

The Registrant has registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required by such rule for the Registrant’s most recent fiscal year was filed on March 26, 2008.

September , 2008	Securities Act of 1933 File No. 333-151073

PROSPECTUS FOR EXECUTIVE BENEFITS VUL

Issued by The Guardian Insurance & Annuity Company, Inc. through

The Guardian Separate Account N

7 Hanover Square, New York, New York 10004

Executive Benefits VUL (Executive Benefits VUL) is a flexible premium variable universal life insurance policy designed for use by corporations and other employers to provide life insurance and to finance other employee benefits. If your primary need is not life insurance protection, then purchasing this Policy may not be in your best interest. The Policy is designed to provide lifetime insurance protection together with flexibility in the timing and amount of the premium payments, how your premiums are invested, and the amount of coverage. The policyowner bears the risk of investment losses for any premiums or cash values allocated to the variable investment options. A fixed-rate option is also available for allocation of Net Premiums and Policy Account Value. Special limits apply to transfers out of the fixed-rate option.

The following mutual funds correspond to the variable investment options available through this product.

RS Investment Management Co. LLC

(Class I Shares)

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Money Market VIP Series

RS Investment Management Co. LLC

(Class II Shares)

RS Global Natural Resources VIP Series

Fred Alger Management, Inc.

(Service Class Shares)

Alger American Capital Appreciation Portfolio

AllianceBernstein LP

(Class B Shares)

AllianceBernstein Global Technology Portfolio

AllianceBernstein Growth & Income Portfolio

AllianceBernstein International Value Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Value Portfolio

American Century Investment Management, Inc.

(Class 1 Shares)

American Century VP Capital Appreciation Portfolio

Davis Selected Advisors, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Delaware Investments

(Service Class Shares)

Delaware VIP Capital Reserves Series

Delaware VIP Diversified Income Series

Delaware VIP Emerging Markets Series

Fidelity Management & Research Company

(Service Class 2 Shares)

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Growth Portfolio

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP High Income Portfolio

Fidelity VIP Mid Cap Portfolio

Franklin Advisory Services LLC

(Class 2 Shares)

Franklin Small Cap Value Securities Fund

Gabelli Funds, LLC

Gabelli Capital Asset Fund

Invesco Aim Advisors, Inc.

(Series II Shares)

AIM V.I. Basic Value Fund

AIM V.I. Core Equity Fund

AIM V.I. Government Securities Fund

AIM V.I. Mid Cap Core Equity

AIM V.I. Utilities Fund

Janus Capital Management LLC

(Service Class Shares)

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Mid Cap Value Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

(Service Class Shares)

MFS Growth Series

MFS New Discovery Series

MFS Research Series

MFS Research Bond Series

MFS Strategic Income Series

MFS Total Return Series

Templeton Global Advisors Limited

(Class 2 Shares)

Templeton Growth Securities Fund

Value Line, Inc.

Value Line Centurion Fund

Van Kampen Asset Management

(Class II Shares)

Van Kampen LIT Growth and Income II

This prospectus sets forth information that you should know about the Policy before investing. Please retain it for future reference. It must be accompanied by the current prospectuses for the foregoing variable investment options.

Please read these prospectuses carefully before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) that you may visit to view this prospectus and other information.

The Executive Benefits VUL policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC. Guardian Investor Services LLC (GIS) serves as principal underwriter and distributor of the Policies and offers the Policies through its sales representatives or through sales representatives of broker-dealer firms that have entered into agreements with GIAC and GIS to sell the Policies and who are registered with FINRA and with the states in which they do business. More information about GIS and its registered persons is available at http://www.finra.org or by calling 1-800-289-9999. You can also obtain various investor brochures from FINRA.

POLICY SUMMARY

THIS SUMMARY outlines the principal features of your Executive Benefits VUL variable universal life insurance Policy, including policy benefits, policy risks and the risks associated with each variable investment option available under the Policy. It is qualified by the detailed explanation which follows and the terms of your VUL policy. A prospective purchaser should evaluate the need for life insurance and the Policy’s long term investment potential before buying a Policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with an Executive Benefits VUL Policy. Variable life insurance is not a short-term investment.

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide important benefits:

•	a death benefit that is not taxable to your beneficiary

•	a cash value that can grow, with taxes on the growth being deferred.

You allocate your Net Premium payments and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That’s why it’s called variable life insurance. If the investment options that you choose perform well, the cash value of your Policy may increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your Policy has no guaranteed cash value. The Policy is not suitable for short-term investment purposes.

WHAT ARE THE INSURANCE BENEFITS UNDER YOUR POLICY?

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force.

Death benefits

Currently only death benefit Option 1 is available under the Policy. In the future, we may offer death benefit Options 1 and 2.

•	under Option 1, the death benefit is a fixed amount, your Policy’s Total Face Amount;

•

under Option 2, the death benefit is a variable amount, based on your Policy’s Total Face Amount and the value of the investments held in your Policy, your Policy Account Value. These values can change depending on the performance of the investments held in your Policy.

If both death benefit Options 1 and 2 are available when your Policy is issued, and you have selected Option 2, within certain limits, you can change your Policy’s death benefit option from Option 2 to Option 1 on or after the first Policy Anniversary and as long as the insured is still living, until the Policy Anniversary closest to the insured’s 99th birthday. At the insured’s Attained Age 100, the death benefit option will automatically be changed to Option 1. See “Death Benefit Options.” At the insured’s Attained Age 121, we will pay the Policy Account Value less Policy Debt to you.

Terms we’ve used

In this document, “we,” “us,” “our,” and “GIAC” refer to The Guardian Insurance & Annuity Company, Inc., and “you,” “your,” and the “policyowner” refer to the policyowner. You can find definitions of special terms used in this prospectus in Appendix A.

Benefits

We pay a death benefit to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Life insurance may also provide certain tax benefits.

SUMMARY	PROSPECTUS	1

Flexible premium

payments

After you have paid the Minimum to Issue Premium you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured.

Allocation options

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option.

Supplemental face amount

You may purchase a Supplemental Face Amount when the policy is issued. The Supplemental Face Amount will be part of your Policy’s Total Face Amount until the insured’s Attained Age 100 at which time this coverage terminates. This option may not be available in all jurisdictions. See “Benefits and Policy Values.”

Tax benefits

In most cases, you are not taxed on earnings until you take earnings out of the Policy. The death benefit may be subject to Federal and state estate taxes but your beneficiary will generally not be subject to income tax on the death benefit. See “Federal Tax Considerations.”

WHAT ARE PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Policy, which together form your Policy premium. See “Premiums.” After you have paid at least the Minimum to Issue Premium, you may pay premiums on your Policy at any time and, subject to certain minimums and maximums, in any amount during the lifetime of the insured subject to certain limits. However, if your Policy Account Value, less unpaid Monthly Deductions and less Policy Debt, is less than zero on a Monthly Processing Date, your Policy may lapse. We will warn you if your Policy is in danger of lapsing. See “Default.”

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option. See “Your Allocation Options.” Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to limit these options in the future.

Each variable investment option invests in a mutual fund or a series of a mutual fund. The value of these options, and your Policy Account Value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for amounts allocated to the variable investment options and, if you invest in variable investment options, you will be subject to the risk that investment performance will be poor and that your Policy Account Value will decrease. If this happens, you could lose everything you invest and your Policy could lapse without value unless you pay additional premium.

You will find the investment objectives, policies, fees and expenses, and a comprehensive discussion of the risks of each of these funds listed in the accompanying prospectus for that fund. You should read the fund prospectuses carefully and consider the investment objective, risks, fees and charges before investing in any variable investment option. See “The Variable Investment Options.”

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option,

2	PROSPECTUS	SUMMARY

including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 3%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion, and you assume the risk that the rates we set might not exceed the minimum guaranteed rate. Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extent that the money in your Policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time, subject to certain limitations on frequent transfer activity. See “Transfers Among the Investment Options” and “Frequent Transfers Among the Variable Investment Options.” We also limit transfers out of the fixed-rate option. See “Transfers from the Fixed-rate Option.” The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time, in our discretion, but not more than once per year.

DO YOU HAVE ACCESS TO THE MONEY YOU’VE INVESTED IN YOUR POLICY?

You may, within limits, make partial withdrawals from your Policy. See “Partial Withdrawals.”

You may also, within limits, borrow all or a portion of the loan value of your Policy, while the insured is living. There are risks associated with Policy loans. When you take a Policy loan, we transfer the amount of the loan out of the variable investment options and the fixed-rate option, and hold that amount in the Loan Account to serve as collateral. Amounts in the Loan Account do not participate in the investment experience of the allocation options. A loan, therefore, can affect the Policy Account Value and death benefit over time whether or not it is repaid. Outstanding loans reduce the amounts available for withdrawal or surrender, and the amount we pay on the insured’s death. Your Policy may lapse (terminate without value) if your Policy Debt plus Monthly Deduction due on any Monthly Processing Date exceeds the Policy Account Value. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, you may have to pay tax on the amount you still owe to your Policy. See “Policy Loans” and “Federal Tax Considerations.”

Finally, you may at any time surrender your Policy for the Net Cash Surrender Value. After you surrender your Policy, you no longer have insurance coverage.

Your Policy has an Alternate Cash Surrender Value. If you surrender your Policy at any time prior to the start of Policy Month 84 and do not apply the proceeds to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, you will receive your Policy’s Alternate Cash Surrender Value. This is the Policy Account Value,

Investment Risks

Investment performance in the variable investment options may be unfavorable. You could lose everything you invest and your Policy could lapse without value if you do not pay additional premium. The rate of interest we declare for the fixed-rate option may decrease to the minimum guaranteed rate.

Loan Risks

Loans reduce the amount of Policy Account Value available for withdrawal or surrender, and the amount we pay on the insured’s death, by the amount of the indebtedness. Your Policy may lapse if your Policy Debt plus Monthly Deduction due on a Monthly Processing Date reduce the Policy Account Value to less than zero. A loan also may have negative tax consequences.

SUMMARY	PROSPECTUS	3

Surrender and

Withdrawal Risks

The Policy is designed to meet long-term financial goals. Surrenders and partial withdrawals may have negative tax consequences, and the charges associated with surrenders may play a role in determining whether your Policy will lapse.

Tax Risk

Tax laws, regulations, and interpretations are subject to change. Such changes may impact the expected benefits of purchasing a Policy.

less Policy Debt, plus a refund of a portion of the premium charges you have paid. Although there are no additional charges associated with the Alternate Cash Surrender Value, policies without this feature may have lower overall charges when compared to the Policies described in this prospectus.

You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender it or make partial withdrawals in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short term investment. Surrenders and partial withdrawals may have negative tax consequences. See “Surrendering Your Policy” and “Federal Tax Considerations.”

HOW IS YOUR POLICY AFFECTED BY TAXES?

We believe there is a reasonable basis for concluding that your Executive Benefits VUL Policy will be treated as a life insurance contract under federal tax law. However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy. Assuming that your Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludible from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although some other taxes, such as estate taxes, may apply. You should also note that the Pension Protection Act of 2006 added provisions to the IRC that deny tax-free treatment of death benefits payable under an employer-owned life insurance contract unless certain requirements are met. Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, taxable distributions made to a taxpayer who is under the age of 59 1/2 are subject to a 10% penalty tax. If the Policy is not a MEC: (i) distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income, (ii) loans will generally not be treated as distributions, and (iii) neither distributions nor loans will be subject to the 10% penalty tax. See “Federal Tax Considerations.”

Complex rules may apply when a Policy is held by an employer or a trust in connection with the provision of employee benefits. You should consult your legal and tax advisors if you are planning to purchase the Policy for this purpose.

WHAT DEDUCTIONS AND CHARGES DO YOU HAVE TO PAY?

The deductions and charges associated with maintaining your Executive Benefits VUL Policy are set forth in the “Charges and Deductions Tables” and in the section titled “Deductions and Charges.”

4	PROSPECTUS	SUMMARY

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the total face amount of the policy

You may request a decrease in the Total Face Amount on any Policy Anniversary. The requested decrease must be at least $5,000 and the insured must be alive on the date the decrease will take effect. After giving effect to the decrease, the Policy’s Basic Face Amount cannot be lower than GIAC’s current minimum Basic Face Amount. See “Decreasing the Total Face Amount.”

Increasing the total face amount of the policy

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday and subject to our underwriting rules then in effect, you may request an increase in your Policy’s Total Face Amount. Increases will be issued in the form of Supplemental Face Amount. Certain limitations apply. See “Increasing the Total Face Amount.”

Exchanging your Executive Benefits VUL policy for a fixed-benefit life insurance policy

You may exchange your Executive Benefits VUL Policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates prior to the second Policy Anniversary. There may be a credit or a cost to be paid. See “Exchanging a Policy.”

Canceling your policy after it has been issued

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days after you receive your Policy, or

•	45 days after you sign the completed application for your Policy.

Longer periods may apply in some states. You should refer to your Policy for further details. Once we receive your notice, we will refund all of the premiums you paid, and your Policy will be considered void from the beginning. See “Your Right To Cancel Your Policy.”

COULD YOUR POLICY LAPSE?

Your Policy may lapse if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, and you do not make the required payment within 61 days of the time the Monthly Deduction is due.

We will warn you at least 30 days in advance if we see that your Policy is in danger of lapsing. We will tell you the amount of the required payment that you must pay in order to keep your Policy in force, and will keep your Policy in force if we receive the required payment when requested. See “Default.”

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Risk of increase in

current fees and

expenses

Certain Policy fees and expenses may be currently charged at less than their maximum amounts. We may increase these expenses up to the guaranteed maximum levels.

Policy changes you

can make

With certain restrictions, you may:

•	request an increase or decrease in the Total Face Amount of your Policy

•	exchange your Executive Benefits VUL Policy for a level premium fixed-benefit life insurance policy

•	cancel your Policy after it has been issued.

Risk of policy lapse

Your Policy may lapse if you don’t pay enough Policy premium, if you have excess Policy Debt or the investment options you have chosen perform poorly.

SUMMARY	PROSPECTUS	5

CHARGES AND DEDUCTIONS TABLES

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Policy. If the amount of the charge varies depending on the Total Face Amount and/or the individual characteristics of the insured — such as age, sex, and underwriting class — the tables below show the maximum and minimum charges we assess under the Policy and the charges for a typical insured. The charges may not be typical of the charges you will pay. The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy, or transfer Policy Account Value among the variable investment options and the fixed-rate option. All charges have been rounded to the nearest cent or hundredth, as applicable.

TRANSACTION FEES
Charge	When Charge is Deducted or Imposed	Amount Deducted
Maximum Guaranteed Charge and Current Charge
Premium Charge[1]	Upon each premium Payment	Policy Years 1-10:[2] • 9% of premiums paid up to one Target Premium[3] • 5% of premiums paid in excess of one Target Premium[3]
Reinstatement Charge	Upon reinstatement	(1) Interest on any excess of Policy Debt over Policy Account Value at 6% per year, plus (2) Interest on the Policy Debt from date of lapse to date of reinstatement.
		Maximum Guaranteed Charge	Current Charge
Transfer Charge	At the time of each transfer	$25 per transfer[4]	None

Representative costs may vary from the costs you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

[1]	The premium charge includes a charge for premium taxes, which vary from jurisdiction to jurisdiction and generally range from 0%-6% with some municipalities in Kentucky ranging up to 10%.
[2]

Premium charges decline after Policy Year 10. Beginning in Policy Year 11 and each year thereafter, the guaranteed and current premium charge is 5% of premiums paid up to one Target Premium and 3% in excess of one Target Premium.

[3]

The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender-neutral rates are required by law). The minimum Target Premium is $17.06 per $1,000 of Basic Face Amount.

[4]	The first 12 transfers in a Policy Year are free.

6	PROSPECTUS	SUMMARY

The next table describes the fees and expenses that are payable periodically during the time that you own the Policy, not including the fees and expenses of the underlying fund companies. All charges have been rounded to the nearest cent or hundredth as applicable.

PERIODIC CHARGES (Other than Mutual Fund Operating Expenses)
Amount Deducted
Charge	When Charge is Deducted or Imposed	Maximum Guaranteed Charge	Current Charge
Mortality and Expense Risk Charge	Monthly	An annual charge of 0.25% of the Policy Account Value in the variable investment options.	O%
Cost of Insurance[1]
Maximum Charge	Monthly	$83.33 per $1,000 of Net Amount at Risk (NAR)	$83.33 per $1,000 of NAR
Minimum Charge	Monthly	$0.38 per $1,000 of NAR	$0.02 per $1,000 of NAR
Cost of Insurance Charge for Representative Insured: a male, issue age 40, in the guaranteed underwriting class, with a Policy Total Face Amount of $1,000,000 in the first Policy Year	Monthly	$0.14 per $1,000 of NAR	$0.07 per $1,000 of NAR
Maximum Guaranteed Charge and Current Charge
Interest on Policy Loans	Annually on the Policy Anniversary	4% annually on all outstanding Policy Debt [2,3]

Representative costs may vary from the cost you would incur. Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

[1]

The cost of insurance charge varies based on the insured’s age, sex, and underwriting class. We will not assess a surcharge to the cost of insurance rates for insureds in substandard underwriting classes that reflect higher mortality risks and result in a higher cost of insurance. See “Deductions and Charges.” The cost of insurance charge shown may not be representative of the charges that you will pay. For more details, contact your registered representative.

[2]

After the later of the Insured’s Attained Age 60 or the 10th Policy Anniversary the maximum guaranteed interest rate is 3.5% for all outstanding and new Policy loans, and the current interest rate is 3.1% for all outstanding and new Policy loans.

[3]

After taking into account the interest GIAC credits to the Loan Account, your effective rate of borrowing would be: (i) on a current basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and .1% thereafter on all outstanding and new Policy loans, and (ii) on a guaranteed basis, 1% annually until the later of the insured’s Attained Age 60 or the 10th Policy Anniversary, and 0.5% thereafter for all outstanding and new Policy loans.

SUMMARY	PROSPECTUS	7

The next table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds for the fiscal year ended December 31, 2007. More detail concerning these fees and expenses is contained in the prospectus for each underlying mutual fund.

ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES
	Minimum	Maximum
Annual Underlying Mutual Fund Operating Expenses (expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution (12b-1) fees, service fees, and other expenses).	0.35%	2.13%

*	The range of Total Annual Underlying Mutual Fund Operating Expenses shown above does not take into account any contractual and/or voluntary arrangements under which the funds’ advisors currently reimburse fund expenses or waive fees. Please see the prospectus for each underlying fund for more information about that fund’s expenses.

The fee and expense information used to prepare the above table was provided to GIAC by the underlying funds. GIAC has not independently verified such information.

8	PROSPECTUS	SUMMARY

Executive Benefits VUL Policy Diagram

POLICY PREMIUMS	Less	Premium charge

POLICY ACCOUNT VALUE

THE SEPARATE ACCOUNT

Fund level expenses

THE MUTUAL FUNDS	Less	Advisory fees and other expenses

(including any investment return)

RS Investment Management Co. LLC

RS Core Equity VIP Series

RS S&P 500 Index VIP Series

RS Asset Allocation VIP Series

RS High Yield Bond VIP Series

RS Low Duration Bond VIP Series

RS Large Cap Value VIP Series

RS Partners VIP Series

RS Small Cap Core Equity VIP Series

RS International Growth VIP Series

RS Emerging Markets VIP Series

RS Investment Quality Bond VIP Series

RS Global Natural Resources VIP Series

RS Money Market VIP Series	Policy level expenses
Value Line, Inc.	Less	Monthly deductions
Value Line Centurion Fund	•	Mortality and expense risk charge
Gabelli Funds, LLC	•	Charge for the cost of insurance	•

Gabelli Capital Asset Fund

AllianceBernstein LP

AllianceBernstein Growth & Income Portfolio

AllianceBernstein International Value Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Real Estate Investment Portfolio

AllianceBernstein Global Technology Portfolio

AllianceBernstein Value Portfolio

Davis Selected Advisors, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Mid Cap Value Portfolio

Janus Aspen Worldwide Growth Portfolio

MFS Investment Management

MFS Growth Series

MFS Total Return Series

MFS Research Series

MFS Research Bond Series

MRS Strategic Income Series

MFS New Discovery Series

Invesco Aim Advisors, Inc.

AIM V.I. Basic Value Fund

AIM V.I. Core Equity Fund

AIM V.I. Government Securities Fund

AIM V.I. Mid Cap Core Equity Fund

AIM V.I. Utilities Fund

Fidelity Management & Research Company

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP Growth Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Contrafund® Portfolio

Fidelity VIP High Income Portfolio

Fidelity VIP Mid Cap Portfolio

Fred Alger Management, Inc.

Alger American Capital Appreciation Portfolio

American Century Investment Management, Inc

American Century VP Capital Appreciation Portfolio

Delaware Investments

Delaware VIP Capital Reserves Series

Delaware VIP Diversified Income Series

Delaware VIP Emerging Markets Series

Franklin Advisory Services LLC

Franklin Small Cap Value Securities Fund

Templeton Global Advisors Limited

Templeton Growth Securities Fund

Van Kampen Asset Management

Van Kampen LIT Growth and Income II

FIXED-RATE OPTION	LOAN ACCOUNT

(plus interest credited)

(plus interest credited)

	Less	Policy Debt
NET CASH SURRENDER VALUE

[1]	This diagram excludes the transfer charge which is not being imposed currently. Interest on Policy Debt and repayments of Policy Debt are also not reflected in the diagram.

POLICY DIAGRAM	PROSPECTUS	9

ABOUT THE EXECUTIVE BENEFITS VUL POLICY

Issuing the policy

An Executive Benefits VUL

insurance Policy must have Basic Face Amount coverage of at least $100,000.

THIS SECTION provides detailed information about your Policy. It explains your rights and responsibilities under the Policy, and those of GIAC. Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the Policy’s terms will vary depending on where you live. These terms of your Policy will be outlined in the Policy we send you.

PURCHASING A POLICY

Each Executive Benefits VUL insurance policy must have Basic Face Amount coverage of at least $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) policies). To purchase a Policy:

•	the insured must be between the age of 20-80 (age 20-65 for Guaranteed Issue) and meet our insurance requirements, and

•	you must be a corporation or a trust.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the Executive Benefits VUL Policy with the same benefits for men and women.

Underwriting

The Policy is available for purchase in the small business and corporate markets to groups that we approve. We will make an offer based on one of three underwriting methods, as determined by GIAC’S Underwriting Committee:

•

Guaranteed Issue Underwriting (“Conditional Issue” in Maryland) — Insureds who are part of cases eligible for Guaranteed Issue Underwriting are not required to undergo medical underwriting, but they must have been actively at work for 3 months prior to application. These cases must satisfy participation requirements.

•

Simplified Issue Underwriting — Insureds who are part of cases eligible for Simplified Underwriting will be required to provide more information than members of Guaranteed Issue cases, but still will not be required to be medically underwritten.

•	Full Underwriting — All insureds who are part of a case subject to Full Underwriting must meet certain health and other insurance risk criteria.

Generally, a group must include Policies on 10 lives for Guaranteed Issue, 5 lives for Simplified Issue and 3 lives for Fully Underwritten with an expected minimum case premium of at least $50,000 annually. The employer must be the premium payor. The employer (or a trust established by the employer) is the policyowner and the beneficiary, and the employee is named as the insured.

Each underwriting classification is subject to our administrative rules and procedures then in place and as implemented by GIAC’s Underwriting Committee. Unless your Policy is issued under our Guaranteed Issue program, we must receive evidence of insurability that satisfies our underwriting standards before we will issue your Policy.

Using Guaranteed or Simplified underwriting for a group of individuals, may cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

10	PROSPECTUS	ABOUT THE EXECUTIVE BENEFITS VUL POLICY

We require, prior to the issuance of a Policy, that the employee consent in writing to: (i) being insured under the policy, (ii) the employer being a beneficiary of any proceeds payable upon the death of the employee, (iii) coverage continuing after employment terminates, and (iv) future increases in Total Face Amount under the Policy without additional consent (up to the maximum stated).

Because this is a corporate-owned variable universal life insurance policy, we may also underwrite at a corporate level to determine whether or not the risks and expenses associated with the insurance applied for is appropriate for us to assume in placing the Policy. We can provide you with the details of our underwriting standards.

We reserve the right to reject an application if it does not meet our underwriting or administrative requirements or for any reason permitted by law. Additionally, we reserve the right to modify our underwriting standards and administrative requirements on a prospective basis to newly issued polices at any time.

Backdating your policy

Under certain circumstances we will backdate your Policy if you ask us to, giving you a Policy Date up to six months before the date of application. Backdating your Policy will be allowed only to achieve a common Policy Date for all insureds in the same group. If we backdate your Policy, we will deduct on the Issue Date the Monthly Deductions due from the backdated Policy Date to the Issue Date. In certain circumstances, we may also require an additional premium payment to put a backdated policy in force. We will not backdate a Policy to a date before which the Policy was available.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Replacing a policy

If you are interested in replacing an existing policy with an Executive Benefits VUL Policy, we recommend that you speak with your lawyer or tax advisor first. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You should talk to your financial professional or tax advisor to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Purchasing Policies in connection with 1035 exchange transactions

If you are replacing existing policies with Executive Benefits VUL Policies in a 1035 exchange transaction, any premium we receive prior to issuing the replacement Policies will be placed in GIAC’s general account. The Issue Date will be the Business Day on which GIAC’s administrative and

ABOUT THE EXECUTIVE BENEFITS VUL POLICY	PROSPECTUS	11

The Policyowner

The policyowner is the person named on the application as the owner of the policy. Generally, the policyowner is an employer or a legal entity (e.g., a trust) created by an employer.

The Beneficiary

The beneficiary is the person you name to receive the proceeds when the insured dies.

underwriting requirements for issuance of a Policy have been satisfied and all moneys attributable to the policies being exchanged have been received. The Policy Date will be the Business Day on which we first received premium attributable to the Policy. The Net Premium will be allocated to the RS Money Market VIP Series effective as of the Policy Date and we will begin monthly processing as of that date. After deducting Monthly Deductions for the period from the Policy Date to the Issue Date, we will transfer the remaining Policy Account Value according to your instructions.

Delay of policy issuance

Because we will not issue the Policy until all underwriting and administrative requirements are satisfied, and all premiums have been received from your existing insurance company or companies, the issuance of the Policy may be delayed.

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the Policy. Typically, the policyowner is a corporate employer or a trust established by such employer. The policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the Policy unless ownership of the Policy has been assigned to someone else.

You may change the policyowner by written request in Good Order signed and dated by all policyowners. The change will be made effective on the date the request was signed, but will not apply to any payments or actions taken before we receive your request. Changing the policyowner may have negative tax consequences.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. Typically, the policyowner is named as the beneficiary where the policy is owned by a corporate employer or trust. You can change the beneficiary until the insured dies. Also, you may name a ‘contingent’ beneficiary. The beneficiary has no rights under the Policy until the insured dies. You may change the beneficiary, by your signed written request in Good Order. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

12	PROSPECTUS	ABOUT THE EXECUTIVE BENEFITS VUL POLICY

PURCHASING A POLICY WITH SUPPLEMENTAL FACE AMOUNT

You may purchase Supplemental Face Amount coverage under the Policy, which provides insurance coverage in addition to the Basic Face Amount. The Supplemental Face Amount provides a level death benefit to the insured’s Attained Age 100. The amount of this coverage, if any, plus the Basic Face Amount are the two components of your Policy’s Initial Total Face Amount. The minimum Supplemental Face Amount you can purchase is $25,000. The maximum Supplemental Total Face Amount you can purchase at issue cannot exceed 9 times the Basic Face Amount. This maximum does not apply when you add coverage by increasing your Total Face Amount after issue. However, Supplemental Face Amount can only be added to a Policy until the Policy Anniversary nearest the insured’s 93rd birthday. For policies issued based on Guaranteed Issue underwriting, the initial Supplemental Face Amount plus the initial Basic Face Amount cannot exceed $4 million.

Coverage provided by the Supplemental Face Amount will be treated like coverage provided by the Basic Face Amount. In particular:

•	it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

•	it will affect the calculation of premiums for determining whether the Policy is a modified endowment contract.

See “Death Benefit Options;” and “Federal Tax Considerations.”

Other things you should consider in deciding whether to purchase Basic Face Amount only or to purchase Basic Face Amount plus Supplemental Face Amount, include:

•	The Supplemental Face Amount provides a death benefit only to the insured’s Attained Age 100.

•	Cost of insurance rates for the Supplemental Face Amount are the same as for the Basic Face Amount.

•	Purchasing part of your coverage as Supplemental Face Amount will result in a lower Target Premium for your Policy because there are no Target Premiums associated with the Supplemental Face Amount.

•	At issue, the maximum amount of Supplemental Face Amount that can be purchased is 9 times the Basic Face Amount.

BENEFITS AND POLICY VALUES	PROSPECTUS	13

BENEFITS AND POLICY VALUES

Death benefit

options

You have a choice of two death benefit options with this Policy. If a fixed amount of insurance coverage and lower monthly deductions best fit your needs, you should choose Option 1. If you want the death benefit to increase as Policy Account Value increases, you should choose Option 2.

DEATH BENEFIT OPTIONS

Please note: At this time, only death benefit Option 1 is available under the Policy.

You have a choice of two death benefit options with this Policy. You must choose the option you want when you complete your application. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and lower Monthly Deductions best fit your needs you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your Policy’s Total Face Amount you should choose Option 2. You may change your death benefit option from Option 2 to Option 1 at any time on and after the first Policy Anniversary, subject to certain limitations and conditions. See “Changing Your Death Benefit Option.”

Option 1

Under Option 1, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Total Face Amount; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, a combination of positive investment performance and higher premium payments may cause the Policy Account Value to increase by an amount sufficient to lower the Net Amount at Risk. When this happens, the amount that we deduct for the cost of insurance charges each month will also go down.

Option 2

Under Option 2, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 100th birthday is the greater of:

•	the Total Face Amount plus the Policy Account Value, if greater than zero; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, your death benefit will vary based on your Policy’s investment performance and the premiums you pay. Even if your investments perform poorly, your death benefit will never be lower than the Total Face Amount. The Net Amount at Risk will not change unless we have to increase the death benefit to comply with Section 7702 of the Internal Revenue Code.

Beginning on the Policy Anniversary on which the insured is Attained Age 100, the death benefit option must be Option 1. If Option 2 is in effect at that time, it will automatically be changed to Option 1. See “Changing Your Death Benefit Option.”

The tax consequences of continuing the Policy beyond the insured’s 100th birthday are unclear. You should consult a tax advisor for more information.

14	PROSPECTUS	BENEFITS AND POLICY VALUES

Maturity Benefit

On the Policy Anniversary closest to the insured’s 121st birthday a maturity benefit equal to the Policy Account Value on that date less any Policy Debt will be paid to you, the successor owner, or your estate at that time, and this Policy will no longer be in effect.

The Minimum Required Death Benefit

The Policy has a minimum required death benefit. The minimum required death benefit is the lowest death benefit under which the Policy will qualify as life insurance under Section 7702 of the Internal Revenue Code. Currently, we calculate this minimum using the Cash Value Accumulation Test only. In the future we may also use the Guideline Premium and Cash Value Corridor Test (Guideline Premium Test). When both tests are offered, you will decide which test you want used when you complete your application. Once you’ve made your choice, you cannot change it.

If you do not elect a test on your application, we will assume that you intended to elect the Cash Value Test.

Here are some general guidelines for choosing between the Cash Value Test and the Guideline Premium Test:

COMPARING THE DEATH BENEFIT QUALIFICATION TESTS

Effect of Choice of Test on:	Cash Value Accumulation Test	Guideline Premium and Cash Value Corridor Test
Premium payments	Allows flexibility to pay more premium	Premium payments are limited under the IRC
Death benefit	Generally higher as Policy duration increases	May be higher in earlier years of the Policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except in early years of the Policy
Total Face Amount decreases	Will not require return of premium or distribution of Policy Account Value	May require return of premium or distribution of Policy Account Value to continue Policy as life insurance

The minimum death benefit required on any date is equal to the Alternate Cash Surrender Value on that date multiplied by the death benefit factor shown in your Policy. These death benefit factors vary depending on whether you have selected the Cash Value Test or the Guideline Premium Test.

CHANGING YOUR DEATH BENEFIT OPTION

If both death benefit options are offered when your Policy is issued, and you have selected Option 2, you may change your death benefit option from Option 2 to Option 1. The insured must be alive when we make the change. No evidence of insurability will be required. A death benefit option change can only be made on a Policy Anniversary, and only until the Policy Anniversary closest to the insured’s 99th birthday. We must have your written request in Good Order at our Customer Service Office prior to the Policy Anniversary on which the change is to be effective. Changing the death benefit option may have adverse tax consequences. You should consult a tax advisor before doing so.

If you change the death benefit option to Option 1, we will increase the Policy’s Basic Face Amount to keep the death benefit the same immediately before and after the change.

No changes from Option 1 to Option 2 are permitted.

Limitations on your right to change the death benefit option

We will not approve any request to change to any option other than Option 1. The death benefit option will be automatically changed to Option 1 on the Policy Anniversary on which the insured is Attained Age 100, and no change to the death benefit option will be permitted thereafter.

BENEFITS AND POLICY VALUES	PROSPECTUS	15

Net Cash

Surrender Value

Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your Policy when we receive proof that the insured has died while the Policy was in effect. The proceeds payable are calculated as set forth in “Policy Proceeds.” If there is reason to dispute the Policy, then we may delay the payment of death benefits. See “Limits To GIAC’s Right To Challenge a Policy.”

VALUES ASSOCIATED WITH YOUR POLICY

The following is a detailed breakdown of how we calculate the different values associated with your Policy.

Amounts in the Separate Account

Any Net Premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will also purchase shares when we reinvest dividends paid by the mutual funds. We will sell these shares when you make a withdrawal, transfer Policy Account Value or take a policy loan. We will also sell these shares when we withdraw your Monthly Deduction, or make transfers under the dollar cost averaging or automatic portfolio rebalancing options. Based on the value of each share on the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To reflect how investment performance affects Policy Account Value, we determine a unit value for each variable investment option. Unit values will vary among variable investment options. To calculate the value of your investment in a particular variable investment option, we multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of the underlying mutual fund shares. We calculate the unit value for each variable investment option at the end of each Business Day.

Note that you bear all risks associated with the investments in the Separate Account.

Policy Account Value

Your Policy Account Value is the total value of the investments held in your Policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any Policy values that may be in the Loan Account as collateral for a Policy loan. It is calculated as:

•	Net Premiums that you contribute to your Policy; plus or minus

•	any profit or loss generated by your Policy Account Value in the variable investment options; plus

•	any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account; minus

•	your total Monthly Deductions; minus

•	any partial withdrawals you’ve made; minus

•	any transfer charges.

Policy Account Value varies from day to day.

16	PROSPECTUS	BENEFITS AND POLICY VALUES

We do not guarantee a minimum Policy Account Value.

Alternate Cash Surrender Value and Net Cash Surrender Value

The Policy’s Net Cash Surrender Value is the amount you would actually receive if you surrendered your life insurance policy. It is the Alternate Cash Surrender Value minus any Policy Debt.

The Policy’s Alternate Cash Surrender Value (referred to as Alternate Net Cash Surrender Value in the Policy) is equal to the Policy Account Value plus a percentage of the total of all premium charges you have paid, up to and including the date the Alternate Cash Surrender Value is calculated. After the 1st Policy Anniversary, these percentages will decrease every Policy Month and will be 0 on and after the 7th Policy Anniversary. On and after the Beginning Month, with the 84th Policy your Alternate Cash Surrender Value is equal to the Policy Account Value. Appendix B shows the percentage applicable for each Policy Month:

If the Policy is fully surrendered prior to the 84th Policy Month but the surrender proceeds are intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, the Alternate Cash Surrender Value will not apply. If this is the case, your Net Cash Surrender Value will be equal to the Policy Account Value less Policy Debt.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

EXAMPLE

The Policyowner owns a Policy with a Target Premium of $40,370 and he has paid $40,370 each year for the last three Policy Years. If he were to surrender his Policy on the third Policy Anniversary:

Policy Account Value on third Policy Anniversary (assuming net return of 4.98%*):	$118,754.80

Premium Charges deducted (9%):	$10,899.90

Applicable percentage of premium charge to be refunded on Third Policy Anniversary (from Appendix B):	95%

Alternate Cash Surrender Value $118,754.80 + (95% of $10,899.90):	$129,109.71

*	The net return reflects a gross return of 6% less the deduction of 1.02%, the arithmetic average of investment advisory fees and operating expenses incurred by all of the underlying mutual funds during 2007, before giving effect to any applicable expense reimbursements and fee waivers.

There are no additional charges associated with the Alternate Cash Surrender Value but this benefit may result in overall charges of the Policy being slightly higher when compared to policies not having such a benefit.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, Policy loans, unfavorable investment performance, and the ongoing Monthly Deduction can cause your Policy Account Value to drop below zero.

BENEFITS AND POLICY VALUES	PROSPECTUS	17

PREMIUMS, DEDUCTIONS AND CHARGES

PREMIUMS

Your Policy will take effect once you have paid your Minimum to Issue Premium, but not before your Policy’s Issue Date. Once your Policy has taken effect you decide the amount of your premium payments and when you want to make them. However, all premiums are subject to certain limitations. See “Limitations on Premiums.”

Issuing the Policy. Your Minimum to Issue Premium is the amount you must pay to put your Policy in force. It is shown in your Policy. If your Policy is backdated, then your first premium payment must be enough to cover Monthly Deductions due between the Policy Date and the Issue Date.

Subsequent premiums. When you set up your Policy, you may choose a planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi- annually or quarterly, as requested, but you are under no obligation to pay a premium as long as the Policy Account Value, less the Monthly Deductions and less Policy Debt, is not less than zero.

All premiums must be paid to GIAC’s Customer Service Office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan. GIAC may accept lower premium amounts in accordance with its current administrative procedures. GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not acceptable under these rules will be deemed to be not in Good Order, will not be credited to your Policy, and will be handled in accordance with our administrative procedures then in effect. These procedures may include returning the premium payment to you or contacting you for further information.

If you cancel a premium payment we will refund the payment and, if the Net Premium has already been allocated, we will reverse the investment options chosen. If your premium payment is returned by your bank for insufficient funds, we will write to you to request a replacement check. If a valid replacement check is not received within 10 days of our written request, we will reverse the investment options to which your Net Premium has been allocated. We reserve the right to hold you responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options chosen. If we exercise this right we will recoup any losses resulting from a decline in the value of the investment options by deducting such losses from your Policy Account Value or pursuing legal remedies available to us.

Subsequent premium payments through pre-authorized checking plans. If you choose to pay subsequent premiums through a pre-authorized checking plan, each premium must be at least $25. We will automatically deduct premium payments each month from a bank account you designate. We will not send a bill or a confirmation for these automatic payments. You may commence the pre-authorized check service at any time, unless your policy has entered its grace period. If we are unable to obtain the premium payment from your bank account, we may automatically switch you to quarterly billing.

18	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

LIMITATIONS ON PREMIUMS

We may limit the amount that you can pay into your Policy, including refusing or refunding premiums you pay, to attempt to preserve your Policy’s treatment as life insurance under federal tax laws.

Under the Guideline Premium Test, the maximum premium we will accept in any Policy Year is the greatest amount that will not violate Section 7702. We will refund to you any portion of a premium payment that violates these section 7702 limits with interest at an annual rate of 6%. Under the Cash Value Accumulation Test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided the total of premium payments in a Policy Year does not exceed 10 times your Policy’s Target Premium. If you do not meet this test, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits.

CREDITING PAYMENTS

Your initial premium will be credited when the Policy is issued. Thereafter, we normally credit your payment, and allocate the Net Premium, as of the end of the Business Day on which it is received in Good Order at our Customer Service Office. However, any payments that we receive in Good Order after your Policy has been issued that require additional underwriting will be held in GIAC’s general account and credited as of the date the underwriting process is complete. Interest earned in the general account accrues to the benefit of GIAC. We allocate the Net Premium in accordance with any instructions that accompany the payment or, if none, the most recent allocation instructions on file.

If (i) your payment is not identified as a premium payment, (ii) you do not provide specific instructions with your payment, or (iii) your payment is received during a grace period, we will use the payment:

•	first to repay any Policy Debt

•	then, as a premium payment.

Regardless whether the payment is a premium payment or a loan repayment, the Net Premium is credited to the Policy Account Value and allocated first to pay any due and unpaid Monthly Deductions and any remaining amount is allocated to the variable and fixed-rate investment options in accordance with your most recent allocation instructions.

See “How Your Premiums Are Allocated” and “Policy Loans” for specific information on how your payments are allocated among the fixed-rate and variable investment options.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	19

Investing Your Net

Premiums

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge is the Net Premium. We invest your Net Premiums according to your instructions. When Net Premiums have been invested, they become part of your Policy Account Value.

HOW YOUR PREMIUMS ARE ALLOCATED

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge (see “Deductions and Charges”) is the Net Premium. We invest your Net Premiums in the fixed-rate and/or variable investment options according to your instructions. When Net Premiums have been invested they become part of your Policy Account Value. Currently, there is no limit to the number of investment options to which you may allocate your Net Premiums and Policy Account Value, although we reserve the right to impose limitations in the future. As part of your initial application, you tell us how you would like your Net Premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your Net Premiums are invested at any time by telling us in writing at our Customer Service Office or by calling 1-800-441-6455. Before you can request a future allocation change by telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See “Transfers Between the Investment Options,” for further information on PINs and telephonic instructions. The change to your allocation instructions will be effective on and after the date we receive your instructions in Good Order at our Customer Service Office, but will not affect any existing Policy values. To change the allocation of these amounts, you must make a transfer. See “Transfers Between the Investment Options.”

DEFAULT

On any Monthly Processing Date, if your Policy Account Value, less the Monthly Deduction and less Policy Debt, is less than zero, your Policy will enter the grace period. The grace period is a 61-day period beginning on that Monthly Processing Date. Your Policy remains in force during the grace period and a death benefit is payable should the insured die during the grace period but before the Policy lapses. The death benefit payable during the grace period will be reduced by the amount necessary to bring the Policy Account Value to zero and by any outstanding Policy Debt.

We will tell you that your Policy has entered the grace period and is in danger of lapsing, and the required payment you must make to keep it from lapsing, at least 30 days before the end of the grace period. Your required payment will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero. If we do not receive this required payment by the end of the grace period, your Policy will lapse without value. This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Please note that while you need only make the required payment to keep your Policy from lapsing currently, we will recommend that your required payment be supplemented by an additional amount as set forth in the default notice we will send to you in order to help prevent your Policy from entering the grace period again on a subsequent Monthly Processing Date.

20	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Payments made during a grace period are applied first as a loan repayment, if applicable. See “Interest on Your Policy Loan” and “Repaying Your Policy Loan.” Any remaining amount is treated as a premium payment and allocated, after deducting any applicable premium charge, first to pay charges due, but not collected, and finally, to the fixed-rate and variable investment options according to your allocation instructions.

Required Loan Repayments. If, at any time, you have outstanding Policy Debt, you do not pay the accrued interest due on a Policy Anniversary, and there are insufficient values in your Policy to capitalize the amount due, your Policy will enter the grace period and we will require you to make a loan repayment. See “Interest on Your Policy Loans.” If you do not make the required loan repayment by the end of the grace period, the Policy will lapse. We will notify you at least 30 days before the end of the applicable grace period and advise you of this situation.

REINSTATING YOUR POLICY

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to three years after the date of lapse.

To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service Office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•

you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account from the date of lapse to the date of reinstatement as described in “Policy Loans”);

•

you must pay any amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement; and

•

you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective.

Your reinstated Policy will have the same Policy Date, Total Face Amount and death benefit option as the Policy that lapsed. The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the insured’s Attained Age at the time of reinstatement. Your reinstated policy will have a new two year contestable period. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus any required premium payment

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	21

described above, after deduction of the premium charge, plus interest credited to the Loan Account from the date of lapse.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

DEDUCTIONS AND CHARGES

GIAC makes various deductions and charges that are required to maintain your VUL policy. These charges cover certain costs we incur with respect to the Policies, including:

•

the cost of underwriting, issuing and maintaining the Policies, including preparing and sending billing notices, reports and policyowner statements, communications with insurance agents and other overhead costs.

•	the risk that those insured under the Policies may not live as long as we estimated when we issued the Policy, and that our administrative expenses may also be higher than expected.

•	the cost of paying death benefits, especially in the early Policy Years when the Policy Account Value may be far below the death benefit we pay if the insured dies.

•

our sales and promotional expenses, commissions, and local, state and federal taxes including premium taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction. Premium taxes vary from jurisdiction to jurisdiction and, as a general rule, currently range up to 6%; however, certain municipalities in the state of Kentucky impose premium taxes ranging up to 10%.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular Policy. For example, the premium charge may not cover all of our actual sales expenses for the Policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. There may be a guaranteed charge, or maximum charge, and a current charge. The guaranteed charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the guaranteed charge. We will tell you if we increase these charges. Once deductions and charges are taken from your Policy they do not contribute to the value of your Policy.

All of the deductions and charges are summarized and explained below. Any charges applicable to your Policy will be indicated in the “Policy Data” section of your Policy. Contact our Customer Service Office for more information about the deductions and charges. For information regarding compensation paid for the sale of the Policies, see “Distribution of the Policy.”

TRANSACTION FEES

Premium charge

During each of the first 10 Policy Years after issue, a charge of 9% is deducted from each premium you pay until you have paid one Target Premium in a Policy Year. After the 10th Policy Anniversary, this charge

22	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

drops to 5% for premiums paid in a Policy Year until you have paid one Target Premium in a Policy Year. On premiums in excess of one Target Premium in a Policy Year, we deduct a premium charge of 5% in the first 10 Policy Years and 3% in each year thereafter. The Target Premium only applies to the Policy’s Basic Face Amount and depends upon the insured’s age at issue, underwriting class and sex (unless sex-neutral rates are required by law).

Transfer Charge

You may transfer your Policy Account Value among the allocation options. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount to offset our processing costs.

We will not deduct a transfer charge when:

•	you make multiple transfers under your Policy’s dollar cost averaging or automatic portfolio rebalancing features;

•	you transfer amounts as part of taking or repaying a Policy loan; or

•	you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

Reinstatement Charge

If you reinstate your Policy following lapse, you must pay:

•

The amount by which the Policy Account Value minus Policy Debt was less than zero on the date of lapse, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

•

Interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement on any outstanding Policy Debt as of the date of lapse (if the loan is being reinstated) or, if the loan is not being reinstated, the amount of any outstanding Policy Debt as of the date of lapse plus interest at the maximum loan interest rate from date of lapse to date of reinstatement; and

•

a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction due on the Monthly Processing Date on which the reinstatement will be effective.

PERIODIC FEES

On each Monthly Processing Date, we deduct from the Policy Account Value amounts to cover the cost of insuring the insured and the mortality and expense risk charge. The sum of these charges is your Policy’s Monthly Deduction. It is made proportionately from your Policy Account Value in the fixed-rate and variable investment options. The Monthly Deduction is calculated after we process any other requested transactions on the Policy, such as premium payments, loan repayments, withdrawals, transfers, Total Face Amount changes and changes in death benefit option.

Monthly

Deduction

Each month we deduct from the Policy Account Value, amounts for the cost of insuring the insured, and, if applicable, a mortality and expense risk charge.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	23

Cost of insurance

charge

This charge allows us to pay death benefits, especially in the early Policy Years when the Policy Account Value is far below the death benefit we pay if the insured dies.

Mortality and Expense Risk Charge

We deduct this charge based on the Policy Account Value in the variable investment options.

The current monthly charge is 0%.

The mortality and expense risk charge is guaranteed never to exceed 0.25% of the Policy Account Value in the variable investment options.

Cost of Insurance Charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, Total Face Amount, and underwriting class. The maximum that we can charge for each $1,000 of Net Amount at Risk for the Initial Total Face Amount is set out in your Policy and is based on the 2001 Commissioners’ Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Our current cost of insurance charge rates are lower than the guaranteed charges.

GIAC may use simplified underwriting or other underwriting methods that would cause healthy individuals within the group to pay higher cost of insurance rates than they would pay under a substantially similar policy that is offered by GIAC using different underwriting methods.

We calculate the cost of insurance charge by multiplying your Policy’s Net Amount at Risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. The Net Amount at Risk reflects the difference between the death benefit and the Policy Account Value. The Net Amount at Risk is affected by investment performance, payments of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals, and changes in the Total Face Amount. Your Policy’s cost of insurance charge is calculated after the deduction of all other monthly Policy charges. We may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed rate listed in your Policy. We will not assess a surcharge to the cost of insurance rates for insureds in substandard underwriting classes that reflect higher mortality risks and would result in higher cost of insurance rates.

OTHER CHARGES AND DEDUCTIONS

Interest on policy loans

If you have outstanding Policy Debt, we charge compound interest that accrues daily at an annual rate of 4%, payable in arrears until the later of the tenth Policy Anniversary or the insured’s Attained Age 60. At that time, the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed an annual rate of 3.5%. Interest is due on each Policy Anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. See “Policy Loans.” The maximum amount of interest that can be capitalized is 100% of Unloaned Policy Account Value.

24	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the Policies. We don’t currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses, which vary from year to year, are summarized in the Charges and Deductions tables of this prospectus and described in more detail in each fund’s prospectus.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	25

YOUR ALLOCATION OPTIONS

AS PART OF YOUR POLICY you are able to direct where a portion of your Net Premiums and Policy Account Value are allocated. There are several variable investment options and a fixed-rate option.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your Net Premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for the portion of your Policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your Net Premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 58 investment divisions, each corresponding to a mutual fund or a series of a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC’s Board of Directors on September 23, 1999 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust — a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business.

Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains or losses. Income, gains or losses credited to, or charged against, a variable investment option reflect that variable investment option’s investment performance and not the investment performance of our other assets. GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy values maintained in the variable investment options are not available to meet the claims of GIAC’s general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Account, or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support policy values, GIAC may

26	PROSPECTUS	YOUR ALLOCATION OPTIONS

transfer them from the Separate Account to its general account. We are obligated to pay all amounts promised under the Policy.

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end management company or a series of an open-end management company registered with the Securities and Exchange Commission. We buy and sell shares of the funds at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. See “Rights Reserved by GIAC,” and the prospectuses for the individual mutual funds.

Investment Objectives and Policies of the Funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same advisor. The investment results of the funds, however, may be higher or lower than the advisor’s other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund’s investment objective, along with the typical investments that make up that fund.

There is no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, the yields of money market variable investment options may become extremely low and possibly negative.

You can find more detailed information about the funds, including a description of risks and expenses, in the prospectuses for the funds that accompany this prospectus. You should read these prospectuses carefully, consider the investment objectives, risks, fees and charges, and keep them for future reference.

The AIM, Alger, AllianceBernstein, American Century, Davis, Delaware, Fidelity, Franklin, Gabelli, Janus, MFS, Templeton, Value Line, and Van Kampen funds are not affiliated with GIAC.

YOUR ALLOCATION OPTIONS	PROSPECTUS	27

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Core Equity VIP Series (Class I Shares)	Long-term capital appreciation.	Large cap growth and value stocks	RS Investment Management Co. LLC (RS Investment Management) 388 Market Street San Francisco, CA 94111
RS S&P 500 Index VIP Series (Class I Shares)	To track the investment performance of the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”), which emphasizes securities issued by large U.S. Companies	Common stocks of companies in the S&P 500 Index, which emphasizes large U.S. Companies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-adviser) 7 Hanover Square New York, NY 10004
RS Asset Allocation VIP Series (Class I Shares)	Long-term total investment return consistent with moderate investment risk	Primarily, U.S. common stocks and convertible securities, investment grade bonds and other debt obligations, and cash and money market instruments. The Series currently operates primarily as a “fund of funds” by investing in other series of RS Variable Products Trust. The Series also may invest in individual securities.
RS High Yield Bond VIP Series (Class I Shares)	Current income; capital appreciation is a secondary objective	Corporate bonds and other debt securities rated below investment grade
RS Low Duration Bond VIP Series (Class I Shares)	A high level of current income consistent with preservation of capital	Investment grade debt obligations, such as corporate bonds, mortgage-backed and asset-backed securities and obligations of the U.S. government and its agencies
RS Large Cap Value VIP Series (Class I Shares)	To maximize total return, consisting of capital appreciation and current income.	Equity securities issued by companies with large market capitalization at the time of initial purchase	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 UBS Global Asset Management (Americas) Inc. (Sub-adviser) One North Wacker Drive Chicago, Illinois 60606
RS Partners VIP Series (Class I Shares)	Long-term growth	Principally, equity securities of companies with market capitalizations up to $3 billion that the adviser believes to be undervalued	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Investment Quality Bond VIP Series (Class I Shares)	To secure maximum current income without undue risk to principal; capital appreciation is a secondary objective	Investment grade obligations, including corporate bonds, mortgage-backed and asset-backed securities, and obligations of the U.S. government and its agencies	RS Investment Management (Adviser) 388 Market Street San Francisco, CA 94111 Guardian Investor Services LLC (Sub-Adviser) 7 Hanover Square New York, NY 10004
RS Money Market VIP Series (Class I Shares)	Seeks as high a level of current income as is consistent with liquidity and preservation of capital	U.S. dollar-denominated, high-quality, short-term instruments
RS International Growth VIP Series (Class I Shares)	Long-term capital appreciation.	Common stocks and convertible securities issued by foreign companies

RS Investment Management (Adviser)

388 Market Street

San Francisco, CA 94111

Guardian Baillie Gifford Limited (Sub-Adviser)

Baillie Gifford Overseas Limited (Sub-sub-adviser)

Calton Square, 1 Greenside Row

Edinburgh, EH1 3AN, Scotland

RS Emerging Markets VIP Series (Class I Shares)	Long-term capital appreciation.	Common stocks and convertible securities of emerging market companies.

28	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
RS Small Cap Core Equity VIP Series (Class I Shares)	Seeks long-term capital appreciation	Principally equity securities of small-capitalization companies at the time of initial purchase	RS Investment Management 388 Market Street San Francisco, CA 94111
RS Global Natural Resources VIP Series (Class II Shares)	Long-term capital appreciation	Equity securities of issuers in natural resources industries
Gabelli Capital Asset Fund	Growth of capital; current income is a secondary objective	U.S. common stock, preferred stock and securities that may be converted at a later time into common stock. Up to 25% of the Fund’s assets may be invested in securities of foreign issuers	Gabelli Funds, LLC (Gabelli) One Corporate Center Rye, New York 10580-1422
AIM V.I. Basic Value Fund (Series II Shares)	Long-term growth of capital	Equity securities of U.S. issuers that have market capitalizations in excess of $5 billion and are believed to be undervalued in relation to long-term earning power or other factors	Invesco AIM Advisors, Inc. (AIM) 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173
AIM V.I. Utilities Fund (Series II Shares)	Capital growth and current income	Equity securities and equity-related instruments of companies engaged in the utilities-related industries
AIM V.I. Core Equity Fund (series II Shares)	Growth of capital	Equity securities including convertible securities of established companies
AIM V.I. Government Securities Fund (Series II Shares)	Achieve a high level of current income consistent with reasonable concern for safety of principal	Debt securities issued, guaranteed or otherwise backed by the U.S. government
AIM V.I. Mid Cap Core Equity Fund (Series II Shares)	Long-term growth capital	Equity securities, including convertible securities, of mid-cap companies
Alger American Capital Appreciation Portfolio (Class S Shares)	Long-term capital appreciation	Under normal market circumstances, the Portfolio invests at least 85% of its net assets plus any borrowing for investment purposes in equity securities of companies of any market capitalization that the manager believes demonstrate promising growth potential	Fred Alger Management, Inc. (Fred Alger) 111 Fifth Avenue New York, NY 10003
AllianceBernstein Growth & income Portfolio (Class B Shares)	Long-term growth of capital	Equity securities of U.S. companies that the Advisor believes are undervalued	AllianceBernstein LP (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein Large Cap Growth Portfolio (Class B Shares)	Long-term growth of capital	Equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth
AllianceBernstein Global Technology Portfolio (Class B Shares)	Long-term growth of capital	Securities of companies expected to derive a substantial portion of their revenues from products and services in technology-related industries and/or to benefit from technological advances and improvements.
AllianceBernstein Value Portfolio (Class B Shares)	Long-term growth of capital	Diversified portfolio of equity securities
AllianceBernstein Real Estate Investment Portfolio (Class B Shares)	Total return from long-term growth of capital and income	Equity securities of real estate investment trusts or “REITS” and other real estate industry companies

YOUR ALLOCATION OPTIONS	PROSPECTUS	29

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
AllianceBernstein International Value Portfolio	Long-term growth of capital	Equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging-market countries.	AllianceBernstein LP (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
American Century VP Capital Appreciation Portfolio (Class I Shares)	Capital growth	Common stocks of U.S. and foreign companies	American Century Investment Management, Inc. (American Century) American Century Tower 4500 Main Street Kansas City, Missouri 64111
Davis Financial Portfolio	Long-term growth of capital	Common stocks of financial service companies	Davis Selected Advisers, LP (Davis) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Davis Real Estate Portfolio	Total return through a combination of growth and income	Securities issued by companies that are principally engaged in the real estate industry
Davis Value Portfolio	Long-term growth of capital	Equity securities issued by companies with at least $10 billion market capitalization
Delaware VIP Capital Reserves Series (Service Class Shares)	A high, stable level of current income	Short-term securities, including securities issued or guaranteed by the U.S. government, its agencies or instrumentalities; instruments secured by U.S. government securities; and debt securities issued by U.S. corporations.	Delaware Management Company (Delaware) 2005 Market Street Philadelphia, PA 19103
Delaware VIP Diversified Income Series (Service Class Shares)	Long-term total return consistent with reasonable risk	Bonds allocated among four sectors of the fixed income market: the U.S. investment grade sector, the U.S. high yield sector; the International Sector; and the Emerging Markets Sector
Delaware VIP Emerging Markets Series (Service Class Shares)	Long-term capital appreciation	Equity securities issued by companies located in emerging foreign countries.
Fidelity VIP Contrafund® Portfolio (Service Class 2 Shares)	Long-term capital appreciation	U.S. and foreign common stocks of companies believed to be undervalued	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Equity-Income Portfolio (Service Class 2 Shares)	Reasonable income; also considers potential for capital appreciation. Goal is to achieve a yield which exceeds the composite yield on the S&P 500 Index®	Income-producing equity securities
Fidelity VIP Growth Opportunities Portfolio (Service Class 2 Shares)	Capital growth	U.S. and foreign common stocks
Fidelity VIP Balanced Portfolio (Service Class 2 Shares)	Income and capital growth consistent with reasonable risk	Balance between stocks, bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral

30	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Fidelity VIP Mid Cap Portfolio (Service Class 2 Shares)	Long-term growth of capital	Common stocks with medium market capitalization, both U.S. and foreign	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Growth Portfolio (Service Class 2 Shares)	Capital appreciation	Common stocks of companies believed to have above average growth potential
Fidelity VIP High Income Portfolio (Service Class 2 Shares)	High level of current income while also considering growth of capital	High yielding debt securities, with an emphasis on lower-quality securities.
Franklin Small Cap Value Securities Fund (Service Class 2 Shares)	Long-term total return	At least 80% of its net assets in investments of small capitalization companies; predominantly in equity securities	Franklin Advisory Services, LLC (Franklin) One Parker Plaza Ninth Floor Fort Lee, NJ 07024
Janus Aspen Forty Portfolio (Service Class Shares)	Seeks long-term growth of capital

Pursues its objective by investing

primarily in a core group of 20 to

40 common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger well-established companies to smaller emerging growth companies. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Large Cap Growth Portfolio (Service Class Shares)	Seeks long term growth of capital in a manner consistent with preservation of capital	Invests, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000® Index, at the time of purchase. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Mid Cap Growth Portfolio (Service Class Shares)	Seeks long-term growth of capital	Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls at the time of purchase in the 12 month average of the capitalization range of the Russell Midcap Growth Index. Within the parameters of its specific investment policies, the portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.

YOUR ALLOCATION OPTIONS	PROSPECTUS	31

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Janus Aspen Mid Cap Value Portfolio (Service Class Shares)	Seeks capital appreciation	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential.	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Worldwide Growth Portfolio (Service Class Shares)	Seeks long term growth of capital in a manner consistent with preservation of capital	Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from several different countries, including the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities, which may include investments in emerging markets.
MFS Growth Series (Service Class Shares)	Capital appreciation	Invests in stocks of companies it believes to have above-average earnings growth potential compared to other companies (Growth Companies). Growth Companies tend to have stock prices that are high relative to their earnings, dividends, book value, or other financial measures.	MFS Investment Management (MFS) 500 Boylston Street Boston, MA 02116
MFS New Discovery Series (Service Class Shares)	Capital appreciation	Equity securities of companies that offer superior prospects for growth, both U.S. and foreign
MFS Research Series (Service Class Shares)	Capital appreciation

Stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

MFS Total Return Series (Service Class Shares)	Total return	Broad list of securities, including a combination of equity and fixed income, both U.S. and foreign
MFS Research Bond Series (Service Class Shares)	Total return with an emphasis on current income, but also considering capital appreciation	Fixed income securities such as corporate bonds, U.S. government securities and mortgage-backed and asset-backed securities
MFS Strategic Income Series (Service Class)	Total return with an emphasis on high current income, but also considering capital appreciation	U.S. and foreign government securities corporate bonds and mortgage-backed and asset-backed securities
Templeton Growth Securities Fund (Class 2 Shares)	Long-term capital growth	Equity securities of companies that are located anywhere in the world, including those in the U.S. and emerging markets	Templeton Global Advisers Limited (Templeton) Lyford Cay Nassau, Bahamas Templeton Asset Management Limited (Sub-adviser) #7 Temasek Boulevard #38-3 Suntec Tower One Singapore 038987

32	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser
Value Line Centurion Fund	Long-term growth of capital	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System	EULAV Asset Management, LLC (EULAV) 220 East 42nd Street New York, NY 10017
Van Kampen Life Investment Trust Growth & Income Portfolio (Class II Shares)	Long-term growth of capital and income	Income-producing equity securities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities)	VAN KAMPEN Asset Management (Van Kampen) 1221 Avenue of the Americas New York, NY 10017

Some of these Funds may not be available in your state.

Relationship with the underlying mutual funds. The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. GIAC, on behalf of the Separate Account, will aggregate the policyowner purchases, redemptions, and transfer requests and submit a net or aggregated purchase/redemption request to each underlying mutual fund daily. Because the Separate Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions that it would normally incur if it sold its shares directly to the public. GIAC incurs these expenses instead. We also incur the distribution costs of selling the Policies, which benefit the underlying mutual funds by providing policyowners with variable investment options that correspond to the underlying mutual funds.

Payments we receive. Some investment advisors (or their affiliates) may compensate GIAC or the principal underwriter of the policies, our affiliate, Guardian Investor Services LLC (“GIS”), for providing these administrative, distribution or other services with respect to the funds and their availability through the Policy.

Currently, all of the advisors listed above compensate us for these services through either administrative/service fees or 12b-1 fees. All of the advisors listed above pay administrative fees to GIAC or GIS. The amount of this compensation currently ranges from .15% to ..40% of the assets of the fund attributable to the Policies issued by GIAC.

GIAC or GIS may also receive 12b-1 fees from a fund. Currently, GIAC or GIS receives 12b-1 fees ranging from 0.10% to 0.25% of the assets of the fund attributable to the Policies issued by GIAC from funds sponsored by RS Investment Management, AIM, Fred Alger, AllianceBernstein, Delaware, Fidelity, Franklin, MFS, Templeton, and Van Kampen.

These payments may be derived, in whole or in part, from the advisory fees, 12b-1 fees, or pursuant to administrative service plans adopted by the underlying mutual funds, all of which fees may be deducted from fund assets. Policyowners, through their indirect investment in the funds, bear these costs. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including (i) payment of expenses that we and/or our affiliates incur in promoting, marketing, and administering the Policies, and, (ii) payment of our expenses that we incur in our role as intermediary in promoting, marketing and administering the Funds. We may profit from these payments.

YOUR ALLOCATION OPTIONS	PROSPECTUS	33

We may also benefit, indirectly, from assets invested in the RS Variable Products Trust because our affiliates receive compensation from the underlying mutual funds for investment advisory services. Thus, our affiliates receive more revenue with respect to these underlying mutual funds than unaffiliated underlying mutual funds. We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the Policies (apart from fees and expenses imposed by the underlying mutual funds). Without these payments, we would have imposed higher charges under the Policy.

Fund selection process. The underlying funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS Variable Products Trust funds, because they are managed or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the policies.

You are responsible for choosing your investment options, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the funds that is available to you, including the fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as the fund’s website or newspapers and financial and other magazines may provide more current information, including information about any regulator actions or investigations relating to the funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your policy resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund, and we do not provide investment advice. There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees. You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest. Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

34	PROSPECTUS	YOUR ALLOCATION OPTIONS

THE FIXED-RATE OPTION

Assets in the fixed-rate option earn a set rate of interest. You may allocate some or all of your Net Premiums to the fixed-rate option, and may transfer some or all of your Unloaned Policy Account Value into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See “Transfers from the Fixed-Rate Option.” Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

•	the portion of your Net Premiums and any loan repayments that you have allocated to this option; plus

•	any amounts that you have transferred to this option from the variable investment options; plus

•	the interest paid on your Policy Account Value in this option; minus

•	any deductions, withdrawals, loans, or transfers from the fixed-rate option, including applicable charges.

Interest on amounts in the fixed-rate option accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned previously. The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time in our discretion, but not more than once per year, and the new rate will apply to all Policy Account Value in or allocated to the fixed-rate option from the date it is declared until the date the rate is changed again. We are not obliged to pay more than 3% in interest, although we may choose to do so.

Fixed-rate option

Assets in the fixed-rate option earn a set rate of interest and are backed by GIAC’s general account.

YOUR ALLOCATION OPTIONS	PROSPECTUS	35

SPECIAL FEATURES OF YOUR POLICY

Policy loans

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan.

POLICY LOANS

While the insured is alive, you may borrow from the cash value of your Policy by assigning your Policy to us as collateral for your loan. The maximum amount you may borrow, your Policy’s loan value, is calculated as follows:

•	98% of the Policy Account Value on the Business Day we receive your signed written request in Good Order, minus

•	any outstanding Policy Debt on that Business Day, minus

•	any interest due at the next Policy Anniversary on any existing Policy Debt, minus

•	any interest that will be due at the next Policy Anniversary on the amount to be borrowed, minus

•	the amount of the most recent Monthly Deduction multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The minimum amount you may borrow is $500, or your Policy’s loan value, if less. We will normally pay loan proceeds to you within seven days of receiving your request (see “Policy Proceeds” for exceptions to this general rule).

When taking out a Policy loan, you should consider:

•

amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options;

•	as a result, taking a Policy loan will have a permanent effect on your Policy Account Value, even after the loan is repaid in full;

•	the amount of your Policy that is available for withdrawal or surrender, and your Policy’s death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any Policy Debt.

There may be negative tax consequences associated with taking a Policy loan. See “Tax Considerations” for a discussion of modified endowment contracts and the effects on Policy loans.

When you request a loan, we will first transfer the amount requested to the Loan Account from the Policy Account Value in the variable investment options that you specify in your request. If the amount of the loan requested exceeds the Policy Account Value in all variable investment options, we will transfer the remainder into the Loan Account from your Policy Account Value in the fixed-rate option. If you fail to specify the variable investment options from which to deduct your loan, we will process the loan request proportionately in relation to the amounts you have in each variable investment option.

We will not process any request for a loan that exceeds the amount available. Amounts in the Loan Account will earn interest at a minimum annual rate of 3% accrued daily. The tax consequences of a Policy loan

36	PROSPECTUS	SPECIAL FEATURES

are uncertain if the difference between the interest rate we charge on the loan and the interest rate we credit on the loan is very small or non-existent. See “Treatment of Policy Proceeds.”

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Interest on your policy loan

We charge compound interest that accrues daily at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 60. At this time the current annual rate falls to 3.1% for all existing and new Policy loans. The interest rate charged after the later of the 10th Policy Anniversary or the insured’s Attained Age 60, is guaranteed not to exceed 3.5%. Interest accrues daily and is due on each Policy Anniversary.

If you do not pay the interest on your loan when it is due, we will add the amount of interest due to the Policy Debt. We will then attempt to pay the interest due by transferring to the Loan Account an amount equal to the difference between the Policy Debt and the Loan Account. This amount is transferred from the values associated with your Policy to the Loan Account so that the Loan Account is equal to the Policy Debt. We do this as follows:

•	First, we use any interest that has accrued on amounts in the Loan Account. If this is not sufficient to cover the unpaid loan interest, then

•

we transfer to the Loan Account from the variable investment options proportionately, in relation to the amounts you have in these options, and then from the fixed-rate option, if necessary, the amount needed to increase the Loan Account to equal the Policy Debt, finally, if this is still not sufficient to cover the full amount of loan interest due, then

•

we will transfer to the Loan Account the amount that is available and require you to make a loan repayment to cover the difference within 61 days. If you do not make the required payment, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the insured dies before the 61 day period ends, we will pay the beneficiary the death benefit proceeds, minus the amount of the required payment.

There may be adverse tax consequences if your Policy lapses and you have outstanding Policy Debt.

Repaying your policy loan

You may repay all or part of any outstanding Policy Debt at any time while the insured is alive and the Policy is in force. If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any Policy Debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

Interest on

policy loans

We charge interest at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th Policy Anniversary or the insured’s Attained Age 60. After this point the current annual rate falls to 3.1% for all existing and new Policy loans and is guaranteed not to exceed 3.5% annually.

SPECIAL FEATURES	PROSPECTUS	37

Decreasing the

Total Face Amount

You may request a reduction in your Policy’s Total Face Amount to be effective on any Policy Anniversary.

Except for required loan repayments (see “Interest on Your Policy Loan”), loan repayments are generally applied first to pay loan interest accrued but not yet capitalized, then to reduce outstanding loan principal in the following manner:

Where (a) is the amount of the loan repayment and (b) is the amount of loan interest that has accrued but not yet been capitalized:

If (a) is greater than or equal to (b), we will reduce the interest that has accrued but not yet been capitalized and interest credited to the Loan Amount since the previous Policy Anniversary to zero. The amount by which the loan repayment exceeds the amount of loan interest that has accrued but not yet been capitalized will be used to reduce the Loan Amount. We do this by transferring an amount equal to the excess out of the Loan Account and into the allocation options provided with your loan repayment.

If (a) is less than (b), we reduce both the interest credited to the Loan Amount since the previous Policy Anniversary and the difference between the interest credited to the Loan Amount and the loan interest that has accrued but not yet been capitalized, by the ratio of (a) divided by (b). The amount by which the interest credited to the Loan Amount is reduced is transferred from the Loan Account.

Any amounts transferred from the Loan Account to reduce the Loan Amount or to reduce interest credited to the Loan Amount are allocated according to your instructions. If you do not provide allocation instructions with your loan repayment, we will use your most current allocation instructions for premium payments. Transfers under your Policy that are made in connection with Policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

DECREASING THE TOTAL FACE AMOUNT

You may request a reduction in the Policy’s Total Face Amount at any time. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office;

•	the insured is alive on the date the decrease will take effect;

•	the reduction is at least $5,000 unless it is caused by a partial withdrawal, in which case the $5,000 minimum does not apply; and

•	the new Basic Face Amount is not lower than our current minimum Basic Face Amount of $100,000 ($250,000 for fully underwritten preferred plus NT policies).

We will reduce your Total Face Amount on the Policy Anniversary coinciding with or next following the date we receive your request.

If you have increased your Policy’s Total Face Amount by adding Supplemental Face Amount coverage, we will reduce the Supplemental Face Amount first and then the Basic Face Amount.

38	PROSPECTUS	SPECIAL FEATURES

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount also may reduce the federal tax law limits on what you can put into the Policy. In these cases, you may need to have a portion of the Policy’s cash value paid to you to comply with federal tax law.

INCREASING THE TOTAL FACE AMOUNT

On any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday, you may ask us to increase your Policy’s Total Face Amount by requesting increases of up to 10% per year, compounded for years in which increases were not requested or the amount requested was less than 10%. All increases will be issued as Supplemental Face Amount coverage. Increases in Basic Face Amount coverage are not permitted except in conjunction with a change in death benefit option. Increases will not be permitted that result in total Basic Face Amount plus Supplemental Face Amount exceeding (i) $6 million, or the amount approved by the underwriting committee, if less, per insured for Guaranteed Issue cases or (ii) an amount based on GIAC’s retention limits for all other cases. To increase your Total Face Amount, we require that:

•	we receive your signed written request in Good Order at our Customer Service Office on or before the Policy Anniversary on which the increase is to take effect;

•	the increase must be for at least $10,000 and must not cause the Net Amount at Risk to be more than 250% of the death benefit on the Issue Date;

•	the request meets our underwriting rules in effect at the time the increase is requested; and

•	the insured is alive on the date the increase will take effect.

We will increase your Total Face Amount on the Policy Anniversary coinciding with or next following the date we approve your request. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. Increases will be in the same proportion for all Policies within a plan. We’ll send you documentation reflecting the changes to your Policy.

Increasing the Total Face Amount may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Increasing the

Total Face Amount

You may request an increase in your Policy’s Total Face Amount to be effective on any Policy Anniversary up to and including the Policy Anniversary nearest the insured’s 93rd birthday.

SPECIAL FEATURES	PROSPECTUS	39

Partial

withdrawals

At any time while the insured is living, you may withdraw part of your Policy’s Unloaned Policy Account Value. The minimum partial withdrawal is $500.

PARTIAL WITHDRAWALS

At any time while the insured is living you may request to withdraw part of your Policy’s Unloaned Policy Account Value. Your signed written request for withdrawal must be received in Good Order by our Customer Service Office. The minimum you may withdraw is $500. We have the right to limit the number of partial withdrawals you make in a Policy Year to 12.

If we approve your request, it will be effective as of the Business Day we receive it at our Customer Service Office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.”

We will not approve or process a partial withdrawal if:

•	your remaining Unloaned Policy Account Value would be insufficient to cover three times the most recent Monthly Deduction; or

•	you have chosen death benefit Option 1 and the partial withdrawal would cause your Policy’s Basic Face Amount to fall below our minimum Basic Face Amount; or

•	the amount of the partial withdrawal request exceeds the amount available for withdrawal.

We will tell you if these conditions apply.

A partial withdrawal will reduce your Policy Account Value by the amount of the partial withdrawal. In addition, if you have chosen death benefit Option 1, the Total Face Amount will be reduced by the amount of any partial withdrawal that exceeds your reduction-free partial withdrawal amount (see “Reduction-free Partial Withdrawals,” below). We will reduce the Total Face Amount by first reducing any Supplemental Face Amount increase coverages in effect in the reverse order in which these increase coverages were issued, beginning with the most recent increase. Then we will reduce any initial Supplemental Face Amount coverage, and, finally we will reduce the Basic Face Amount. See “Decreasing the Total Face Amount.”

We deduct the amount of your withdrawal from the Policy Account Value attributable to the variable investment options that you specified in your request. If the partial withdrawal request exceeds the Policy Account Value attributable to all variable investment options, we will deduct the excess amount from the Policy Account Value attributable to the fixed-rate option. If you fail to specify the variable investment options from which to deduct your partial withdrawal, we will deduct the partial withdrawal proportionately in relation to the amounts you have in each variable investment options.

The tax consequences of making partial withdrawals are discussed under “Federal Tax Considerations.”

40	PROSPECTUS	SPECIAL FEATURES

Reduction-free partial withdrawals

The reduction-free partial withdrawal amount is the maximum withdrawal that you can take without triggering a decrease in your Total Face Amount. If you wish to make a partial withdrawal that does not reduce your Total Face Amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect.

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request. This amount will be affected by the death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Total Face Amount divided by the death benefit factor outlined in your Policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

SURRENDERING YOUR POLICY

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. We will calculate your Policy’s Net Cash Surrender Value as of the close of the Business Day we receive your signed written request in Good Order, which must include your Policy, at our Customer Service Office. If your Policy is lost we may require an acceptable affidavit confirming this fact. Upon surrender, the Policy will terminate and all insurance under the Policy will end.

Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order. For exceptions to this general rule, see “Policy Proceeds” and “Certain Restrictions on Payments under the Policy.” Prior to Policy Month 84, your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, plus

•	a percentage of the total of all premium charges we have deducted from the premiums you have paid, minus

•	any outstanding Policy Debt.

If the Policy is fully surrendered prior to Policy Month 84 and the surrender proceeds are intended to be applied to an insurance policy or certificate issued in conjunction with an intent to qualify the surrender as a tax-free exchange under Section 1035 of the Internal Revenue Code, the Alternate Cash Surrender Value will not apply. If this is the case, your Net Cash Surrender Value will be calculated as if the Policy were surrendered after completion of the 83rd Policy Month, as described below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with your Policy.”

Surrendering

your policy

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the date we receive your request in Good Order.

SPECIAL FEATURES	PROSPECTUS	41

Transfers

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

After completion of the 83rd Policy Month, your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, minus

•	any outstanding Policy Debt.

See “Alternate Cash Surrender Value and Net Cash Surrender Value” in the section titled “Values Associated with your Policy.”

If the surrender request is processed on a Monthly Processing Date, we will not deduct the Monthly Deduction due on that date from the Policy Account Value in determining the Net Cash Surrender Value.

For a discussion of the federal tax consequences of surrendering your Policy, see “Federal Tax Considerations.”

TRANSFERS AMONG THE INVESTMENT OPTIONS

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the Business Day on which we receive your instructions in Good Order, either in writing or by telephone. You can request a transfer by writing to our Customer Service Office or by calling 1-800-441-6455. Before you can request transfers over the telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See “Telephone and Electronic Services” for more details about processing transactions by telephone or electronically.

If we receive your written or telephonic transfer request on a Business Day before the close of business, you will receive that day’s unit values. Telephone transfer requests will be considered received before the close of business if the telephone call is completed not later than the close of business. We will ask callers to provide identification and a personal security code for the Policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, by establishing a PIN you bear the risk of, and agree to indemnify us and hold us harmless against, any liability from acts or omissions, including any loss, expense, mistake, misinstruction, mistransmission or cost, arising out of any unauthorized or fraudulent telephone transactions. The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

There is currently no limit on the number of investment options in which you may be invested at any one time. Each transfer must be for a

42	PROSPECTUS	SPECIAL FEATURES

minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. If you make more than twelve transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We do not currently charge for additional transfers. We also reserve the right to limit you to one transfer every 30 days. Transfers among several investment options on the same day will be treated as a single transfer. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying fund shares if the trading takes advantage of any lag between a change in the value of an underlying fund’s portfolio securities and the reflection of that change in the underlying fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying fund at a price that does not reflect the current market value of the portfolio securities of the underlying fund, and then to realize a profit when the shares are sold the next Business Day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying funds, and may disrupt an underlying fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the fund. GIAC endeavors to protect long-term policyowners by maintaining policies and procedures to discourage frequent transfers among investment options under the policies, and has no arrangements in place to permit any policyowner to engage in frequent transfer activity. If you wish to engage in such strategies, do not purchase this Policy. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all policyowners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs. If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other policyowners and persons with material rights under a policy. This may include applying the restrictions to any policies that we believe are related (e.g., two policies with the same owner or owned by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make

Information

Sharing

You should be aware that, upon request by a fund or its agent, we are required to provide them with information about you and your trading activities in and out of the fund(s). In addition, a fund may require us to restrict or prohibit your purchases and exchanges of fund shares if the fund identifies you as having violated the frequent trading policies applicable to that fund.

SPECIAL FEATURES	PROSPECTUS	43

exceptions to, or enter into special arrangements with, any policyowners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing.

Restrictions that we may impose, subject to certain policy provisions that are required and approved by state insurance departments, include, without limitation:

•	limiting the frequency of transfers to not more than once every 30 days;

•	imposing a fee of $25 per transfer, if you make more than twelve transfers within a policy year;

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	imposing a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers. We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on policyowners engaging in frequent transfers. In addition, our orders to purchase shares of the funds are generally subject to acceptance by the fund, and in some cases a fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any policyowner’s transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable fund.

The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying funds and the policies and procedures we have adopted to

44	PROSPECTUS	SPECIAL FEATURES

discourage frequent transfers. For instance, an underlying fund may impose a redemption fee. Policyowners should be aware that we may not have the contractual obligation or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. For example, underlying funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying funds that we offer under our variable insurance policies, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the policy level to discourage frequent transfers. You should note that other insurance companies and retirement plans also invest in the underlying funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers.

You should be aware that, as required by SEC regulation, we have entered into written agreements with each underlying fund or principal underwriter that obligates us to provide the fund, upon written request, with information about you and your trading activities in the fund. In addition, we are obligated to execute instructions from the funds that may require us to restrict or prohibit your investment in a fund if the fund identifies you as violating the frequent trading policies established for the fund.

You should also know that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the fund. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in frequent transfer activity, the underlying fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying fund. In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of Business Days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

SPECIAL FEATURES	PROSPECTUS	45

Dollar Cost

Averaging and Automatic Portfolio Rebalancing

Dollar Cost Averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. Automatic Portfolio Rebalancing is a systematic approach for maintaining a consistent risk profile over the long-term. Neither Dollar Cost Averaging nor Automatic Portfolio Rebalancing guarantee an increase in the overall value of your investments or offer protection against losses in a declining market. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your Policy Account Value out of the fixed-rate option once each Policy Year. We must receive your request within 30 days of your Policy Anniversary. If we receive your request in Good Order on or within 30 days before your Policy Anniversary, we will make the transfer on your Policy Anniversary. If we receive your request in the 30 day period after your Policy Anniversary, we will make the transfer on the Business Day we receive your request in Good Order. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.

The maximum that you may transfer out of the fixed-rate option each Policy Year is either 33-1/3% of your Policy Account Value allocated to the fixed-rate option on the Policy Anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from the RS Money Market VIP Series to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging, may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

More detailed information concerning our dollar-cost averaging program is available in the Statement of Additional Information and upon request from our Customer Service Office. We do not charge for this feature. We reserve the right to modify, suspend or discontinue the dollar cost averaging program. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

AUTOMATIC PORTFOLIO REBALANCING TRANSFER OPTION

Automatic portfolio rebalancing is a tool to help ensure that your assets are properly allocated according to your chosen investment strategy and risk tolerance as market conditions change over time. It may also help you earn more attractive long-term returns by shifting money from an asset class that has performed well to one that has lagged, providing relatively low prices in the underperforming asset class. Automatic portfolio rebalancing does not guarantee gains, nor does it assure that you will not have losses.

If you choose automatic portfolio rebalancing, your Policy Account Value in the variable investment options will be automatically rebalanced each quarter to maintain a desired asset allocation mix.

Please note that automatic portfolio rebalancing is not a market timing strategy in which you are trying to outguess the financial markets, but

46	PROSPECTUS	SPECIAL FEATURES

rather a systematic approach for maintaining a consistent risk profile over the long-term.

More detailed information on our Automatic Rebalancing Transfer Option and an authorization form are available upon request from our Customer Service Office. You will also find additional information in the Statement of Additional Information available upon request from our Customer Service Office.

We do not charge for this feature. We reserve the right to modify, suspend, or discontinue the automatic portfolio rebalancing transfer option. You may not elect dollar cost averaging and automatic portfolio rebalancing at the same time.

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the Policy was in effect. It is calculated by deducting the sum of (b) from the sum (a) where:

(a) is the death proceeds based on the death benefit option in effect as of the date of the insured’s death, and

(b) is the sum of:

•	any outstanding Policy Debt as of the date of the insured’s death, plus

•	any outstanding Monthly Deductions as of the date of the insured’s death.

We may adjust the death proceeds paid to the beneficiaries if:

•	the age or sex listed on the Policy application is incorrect; or

•	the insured commits suicide within two years of the Policy Issue Date or date of an increase in the Total Face Amount

The amount of all other transactions will be calculated as of the end of the Business Day on which we receive the necessary instructions, information or documentation in Good Order at our Customer Service Office. If the proceeds are being taken from your Policy Account Value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. If the proceeds are being taken from your Policy Account Value in the fixed-rate option, we will normally pay proceeds promptly once we have received the necessary information in Good Order at our Customer Service Office. However, in certain circumstances, we may delay payment. See “Deferral of Payments” below.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

SPECIAL FEATURES	PROSPECTUS	47

Deferral of payment of policy proceeds and other transactions

Delay of Separate Account Payments and Transactions. If payment of proceeds or transactions affect your Policy Account Value in the variable investment options, (such as allocation of Net Premiums, transfers, loans, death benefits, withdrawals, or other payments), then we may postpone processing requests for such payments or transactions when:

•	the NYSE is closed, except for weekends or holidays, or when trading has been restricted,

•	the SEC determines that a state of emergency exists, making policy transactions impracticable,

•

one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares, or the SEC by order permits postponement of payment to protect policyowners, or

•	GIAC is required to delay payments because of federal laws designed to counter terrorism and prevent money laundering (see “Certain Restrictions on Payments under the Policy”).

We may defer payment of death proceeds for up to 2 months only, unless otherwise permitted by state law.

Delay of General Account Proceeds and Other Transactions. If the payment of proceeds or transactions affect your Policy Account Value in the fixed-rate option, then state law may permit us to postpone processing requests for allocations of Net Premiums, transfers, loans, death benefits, withdrawals or other payments for up to six months from the date of your request. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See “Transfers from the Fixed-Rate Option.”

If we delay payment of proceeds as set forth above, we will pay interest as required by state law.

Delay of Proceeds for Check Clearance. We reserve the right to defer payment of that portion of your Policy Account Value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Proceeds to Challenge Coverage. We may challenge the validity of your Policy based on any material misstatements made to us in the application for the Policy. See “Limits to GIAC’s Right to Challenge a Policy.”

The provisions on deferral may vary depending on the state in which your Policy is issued. You should refer to your Policy for details.

EXCHANGING A POLICY

Exchange for fixed-benefit whole life insurance option

At any time prior to the second Policy Anniversary, you have the right to exchange your Executive Benefits VUL policy for a level premium fixed-benefit whole life policy that we make available for this purpose and that

48	PROSPECTUS	SPECIAL FEATURES

is then being issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements.

Under the new policy, your policy value will be held in the issuer’s general account. The face amount of the new policy will be equal to the Total Face Amount of this Policy on the date you make the exchange. No partial exchanges are permitted. The insured’s age when the Executive Benefits VUL Policy took effect will be carried over to the new policy.

Before you can make any exchange, you must repay any outstanding Policy Debt on your Executive Benefits VUL policy, and all due Monthly Deductions must be paid. See your Policy for details.

The exchange may result in a cost or credit to you. For information on how this cost or credit is calculated, see the Statement of Additional Information or contact our Customer Service Office.

The new policy will have the same Policy Date as this Policy. It will be issued and effective the later of the Business Day that we receive your written exchange request in Good Order at our Customer Service Office along with your Policy, or on the date that any exchange cost is received by the issuer of your new policy.

The new policy’s underwriting class will be based on the underwriting classes made available by the issuing company and will be comparable to the underwriting class of this Policy. However, it will be subject to any Total Face Amount limitations then in effect. Premiums for the new policy will be based on the published rates of the issuing company on the exchange date. The premiums will depend on the new policy’s plan, face amount and underwriting class, and the insured’s age and sex. The contestable and suicide periods for the new policy will be measured from the Issue Date of this Policy and the new policy will be subject to any existing assignment of this Policy.

An exchange may have tax consequences. See “Exchanges” under “Federal Tax Considerations”.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options available under the policy, including payments of a fixed amount, or for a fixed period, or payments guaranteed for life. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries will be asked to choose the payment options, up to one year after the insured’s death. If you are surrendering your Policy, you have 60 days after the proceeds of your Policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

Payment options

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more available payment options.

SPECIAL FEATURES	PROSPECTUS	49

Under a payment option, the proceeds of your Policy must be paid to a ‘natural person’. Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens. The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option. Even if the death benefit under the Policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the available payment options.

For more information about the payment options available under the Policy, see the Statement of Additional Information, available free of charge from our Customer Service Office, or contact our Customer Service Office.

50	PROSPECTUS	SPECIAL FEATURES

FEDERAL TAX CONSIDERATIONS

THIS DISCUSSION of federal tax considerations for your Executive Benefits VUL policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your Policy is in force. If you are interested in purchasing a Policy, taking a Policy loan or effecting policy transactions, you should consult a legal or tax advisor regarding your particular circumstances.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a Policy, particularly so with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. Certain features of the Executive Benefits VUL policy, such as your flexibility to allocate premiums and the Policy Account Value, have not been explicitly addressed in published rulings. While we believe that the Policy does not give policyowners investment control over the Separate Account’s assets, we reserve the right to modify the Policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be “adequately diversified” in order for the Policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax status

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	51

Treatment of

policy proceeds

We believe that there is a reasonable basis for concluding that your policy should satisfy the applicable requirements of Section 7702 of the Internal Revenue Code. Assuming that is the case, the death benefits under your Policy should generally be excludible from the gross income of the beneficiary, and generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your Policy generally should be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is generally not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes. The tax consequences of continuing a Policy beyond the insured’s 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s 100th year.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your Policy before the insured dies. How this money is taxed depends on whether your Policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. In general, a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven policy years or the first seven years following an increase, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven policy years, or first seven years after each increase in Total Face Amount, for example as a result of a partial withdrawal or any decrease in Total Face Amount, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Total Face Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policyowner should consult with a competent advisor to determine whether a transaction will cause the Policy to be classified as a modified endowment contract.

If your policy is not considered a modified endowment contract:

•	money that you withdraw from your Policy will generally be taxed only if the total that you withdraw exceeds your “basis” in the Policy — which is generally equal to the total amount that you have

52	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

paid in premiums reduced by any amounts you have previously received from the Policy that were tax-free. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax even if all of your basis in the Policy has not been recovered. When you withdraw money from your Policy, your basis is reduced by any amount withdrawn that is not taxed;

•

if you surrender your Policy, you will generally be taxed only on the amount by which the value of your Policy, including any Policy Debt, is greater than your basis in the Policy. The tax consequences of surrendering your Policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible; and

•

policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your Policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe.

The tax consequences of a policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small or there is no difference at all. You should consult a tax advisor regarding these consequences including whether such a loan may be treated as a withdrawal.

If your Policy is considered a modified endowment contract:

•

all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax free recovery of basis only after all the gain in the contract has been distributed;

•

all modified endowment contracts issued to you by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution; and

•

a 10% penalty tax will also generally apply to any taxable distribution. There are certain exceptions, but they apply only to tax payers who are individuals. The Policy will generally be owned by a business entity, not an individual.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	53

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another policy, as long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original Policy was issued, if you exchange your Policy. You should consult with a tax advisor if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators. Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Executive Benefits VUL Policy, please consult a legal or tax advisor.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

The Policy will generally be owned by a business entity, not an individual. In that case, the owner should not be affected by federal estate and generation skipping transfer tax considerations. If the Policy is owned by an individual, however, the owner should consult a tax adviser about the federal estate and generation skipping transfer tax consequences of owning the Policy.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate, gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then. During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2008, the maximum estate tax rate is 45% and the estate tax exemption is $2,000,000.

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The complexity of EGTRRA, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER TAX CONSEQUENCES

Special Considerations for Non-Individual Owners and Business Beneficiaries of Policies.

Executive Benefits VUL Policies can be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split-dollar insurance plans, and executive bonus plans, retiree medical benefits plans, or other similar plans. The tax consequences of these plans will vary depending on individual arrangements and circumstances. If you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should first consult a tax advisor regarding your specific circumstances.

Deductibility of interest and premiums. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules and the business would not be able to deduct, as a business expense or otherwise, the premium paid for the Policy. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

In addition, rules have been passed by Congress relating to life insurance owned by businesses and the IRS has issued guidance relating to split dollar arrangements. Due to the complexity of these rules, and because they are affected by your facts and circumstances, any business should consult with a qualified tax advisor before buying a Policy, and before making any changes or transactions under the Policy.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax. In determining whether it is subject to the alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year’s increase in the built-in gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of (i) the premiums paid on that Policy in the year of death, and (ii) the corporation’s basis in the Policy (as measured for alternative minimum tax purposes) as of the

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	55

end of the corporation’s tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to “Small Corporations” as defied by Section 55(c) of the IRC. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

Employer-owned life insurance contracts. An employer-owned life insurance contract is a life insurance contract owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such contract. Pursuant to recently enacted section 101(j) of the IRC, unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance contract will generally be limited to the premiums paid for such contract (although certain exceptions may apply in specific circumstances). It is the employer’s responsibility to verify the eligibility of the intended insured under employer-owned life insurance contracts and to provide the notices and obtain the consents required by section 101(j). These requirements generally apply to employer-owned life insurance contracts issued or materially modified after August 17, 2006. Contracts issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the policy received in exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Section 101(j) provides the general rule that, with respect to an employer-owned life insurance contract, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premium and other payments paid by the policyowner for the contract. Consequently, under this general rule, the entire death benefit, less the cost to the policyowner, will be taxable. Although Section 101(j) is not clear, if lifetime distributions from the contract are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are two exceptions to this general rule of taxability, provided that the following statutory notice, consent, and information requirements are satisfied. Prior to the issuance of the contract, (a) the employee is notified in writing that (i) the employer intends to insure the employee’s life, and (ii) the maximum face amount for which the employee could be insured at the time that the contract is issued; (b) the employee provides written consent to being insured under the contract and that such coverage may continue after the insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee. If the employer fails to meet all of those requirements, then neither exception can apply.

56	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

The two exceptions are as follows:

(1) if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured’s death, then new Section 101(j) would not apply; and

(2) if proper notice and consent are given and received and, at the time that the contract is issued, the insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the IRC without regard to paragraph (a)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except 35% is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply.

IRC Section 6039I requires any policyowner of an employer-owned contract to file an annual return showing (a) the number of employees of the policyowner, (b) the number of such employees insured under employer-owned contracts at the end of the year, (c) the total amount of insurance in force with respect to those contracts at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyowner, and (e) that the policyowner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained). Proper recordkeeping is also required by this section.

It is the policyowner’s responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the policyowner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I.

If you fail to observe the notice and consent requirements of Section 101(j) of the IRC, the death benefit will be taxable to you when received.

If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

A tax advisor should be consulted by anyone considering the purchase or modification of an employer-owned life insurance contract.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

GIAC’S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account that support account values. The operations of the Separate

Possible tax law

changes

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Policy.

FEDERAL TAX CONSIDERATIONS	PROSPECTUS	57

Account are reported on our Federal Income Tax return, which is then consolidated with that of our parent company, Guardian Life. We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the Policy.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under federal tax law.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.

Life Insurance Purchases by Residents of Puerto Rico. The Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

58	PROSPECTUS	FEDERAL TAX CONSIDERATIONS

RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

As explained in “The variable investment options,” we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds’ shareholders. Where we are required to by law, we will vote fund shares based on the instructions we receive from Executive Benefits VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. Because of this proportional voting, a small number of policyowners could control the outcome of a vote. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund’s directors, part of your Policy Account Value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders’ meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option’s shares on that date.

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund’s investment advisor, its advisory contract, or its investment objectives or policies, we may disregard policyowners’ voting instructions, if the law allows us to do so. If the change affects the investment advisor or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund’s investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See “Rights Reserved by GIAC.” If a vote is required, you will be given one vote for every $100 of your Policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners. You do not have the right to vote on the operations of the fixed-rate option.

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Incontestability

Generally, we cannot challenge your Policy once it is in force for two years.

LIMITS TO GIAC’S RIGHT TO CHALLENGE A POLICY

Incontestability

Generally, we cannot challenge your Policy or any Total Face Amount increase once it is in force for two years. If we successfully challenge an increase in Total Face Amount, the death benefit will be the amount that would have been payable had such increase not taken effect. If this Policy is reinstated, the Policy will have a new two year contestable period from the date of reinstatement.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the Policy using the correct age or sex.

Suicide exclusion

If the insured commits suicide within two years of the Policy’s Issue Date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of (a) or (b) as of the date of death where:

(a)	is the sum of all Policy premiums paid, minus any Policy Debt, and minus any partial withdrawals; and

(b)	is the Policy Account Value minus any Policy Debt

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Total Face Amount, our liability, with respect to such increase, will be limited to the cost of insurance for such increase.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate to carry out the purposes of the Policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

•	operating the Separate Account in any form permitted by law;

•	taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act;

•	de-registering the Separate Account under the 1940 Act;

•	transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account;

•	adding, combining, or removing investment divisions in the Separate Account;

60	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

•

substituting, for the Policy Account Value held in any investment division, the shares of another class issued by a mutual fund in which such values are invested or the shares of a different mutual fund, or any other investment allowed by law;

•

modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer Unloaned Policy Account Value among the variable investment options or the fixed-rate option;

•	changing the way we make deductions or collect charges, consistent with the limits outlined in the Policy;

•	changing the Policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the Policy; or

•	making any changes necessary to the Policy so that it conforms with any action we are permitted to take.

Substitutions may be made with respect to existing Policy Account Value or the investment of future premium payments, or both. We may close subaccounts to allocations of premium payments or Policy Account Value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See “Transfers Among the Investment Options.”

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this by the later of:

•	10 days of receiving your Policy, or

•	45 days of signing your completed Policy application. Longer periods may apply in some states.

If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your Policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.

This provision may vary depending on the state in which your Policy is issued. You should refer to your Policy for further details.

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OTHER INFORMATION

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Guardian Investor Services LLC (GIS) for the distribution and sale of the Policies. GIS is affiliated with us. GIS acts as principal underwriter of the Executive Benefits VUL Policies as well as other variable life insurance policies and variable annuities that we offer. The Executive Benefits VUL Policies are distributed by GIAC agents who are licensed by state insurance authorities to sell variable life insurance and are registered representatives of GIS or other broker-dealer firms with which GIAC has entered into agreements to sell the policies, including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC.

The actual amount of compensation received by your registered representative will vary depending on specific payment arrangements of the broker-dealer, but the maximum payable for the sale of the Policies is as follows:

Policy Year One — Premiums up to one Target Premium:

Generally, GIAC pays a maximum of 22% of Policy premiums up to one Target Premium in the first Policy Year.

Policy Years two through six — Premiums up to one Target

Premium: Generally, GIAC pays a maximum of 3.0% of Policy premiums up to one Target Premium in Policy Years two through six.

Policy Year one — Premiums in excess of one Target Premium:

Generally, GIAC pays a maximum of 1.00% of Policy premiums in excess of one Target Premium in Policy Year one.

Policy Years two through six — Premiums in excess of one Target

Premium: Generally, GIAC pays a maximum of 1.50% of Policy premiums in excess of one Target Premium in Policy Years two through six.

Policy Years seven and thereafter: Generally, GIAC pays a maximum of 0.15% of Unloaned Policy Account Value per annum monthly in Policy Years seven and thereafter.

We reserve the right to pay any compensation permissible under applicable state law and regulations, including, for example, additional sales or service compensation, while a Policy is in force or additional amounts paid in connection with special promotional incentives. In addition, we may compensate certain individuals for the sale of Policies in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. Individuals may also qualify for non-cash compensation such as expense-paid trips and educational seminars.

The fees and charges imposed under the Policy defray the costs of commissions and other sales expenses. You are not charged directly for commissions or other compensation paid for the sale of the Policies, but

62	PROSPECTUS	OTHER INFORMATION

commissions and other compensation are considered by GIAC in setting the levels of the charges that you do pay under the Policy.

If you return your Policy under the right to cancel provisions, the GIAC agent may have to return some or all of any commission we have paid.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the policies’ guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer’s contractual liability runs solely to GIAC, and no policyowner shall have any right of action against any reinsurer.

TELEPHONE AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take requests for fund transfers and changes in allocation of future premiums over the phone. See “How Your Premiums Are Allocated” and “Transfers Among the Investment Options” for more details on requesting these transactions telephonically.

In addition to these telephone services, in the future we anticipate offering you the ability to use your personal computer to receive documents electronically, review your policy information and to perform other specified transactions. We will notify you as these electronic services become available. At that time, if you want to participate in any or all of our electronic programs, we will ask that you visit our website for information and registration. You may also be able to register by other forms of communication. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You may always request paper copies of any of these documents at any time by calling our Customer Service Office.

Generally, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. Should you decline to participate, you will be able to reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe that the registration or instructions are genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your Policy information and PIN number private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

OTHER INFORMATION	PROSPECTUS	63

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to policy administration or not in the best interests of the policyowners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties, we ask you to send your request by regular or express mail and we will process it using the net asset value first calculated after we receive the request. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or nonperformance; or any interruption resulting from emergency circumstances.

CERTAIN RESTRICTIONS ON PAYMENTS UNDER THE POLICY

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policyowner’s Policy. If these laws apply in a particular situation, we would not be allowed to process any request for a surrender, partial withdrawal, or transfer, or pay death benefits. If a Policy were frozen, the Policy Account Value would be moved to a special segregated account and held there until we received instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your Policy to government agencies and departments.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Executive Benefits VUL Policy estimates different risks for men and women in establishing a Policy’s premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying Executive Benefits VUL Policies in connection with insurance or benefits programs should consult with their legal advisors to determine if the Policy is appropriate for this purpose.

ILLUSTRATIONS

Illustrations can help demonstrate how the Policy operates, given the Policy’s charges, investment options and any optional features selected, how you plan to accumulate or access Policy Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy’s death benefit, Alternate Cash Surrender Value and Policy Account Value with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your registered representative or us (at our toll-free telephone number) to

64	PROSPECTUS	OTHER INFORMATION

provide an illustration, without charge, based upon your specific situation. Personalized illustrations for prospective and existing policyowners will use both (i) an arithmetic average and (ii) a fund specific weighted average of the investment advisory fees and operating expenses incurred by the underlying mutual funds based, with certain exceptions, on actual fees and expenses after applicable reimbursements and waivers incurred by the funds during 2007. For the RS Global Natural Resources VIP Series, fees and expenses are estimated since it has been in operation for less than one year as of December 31, 2007.

LEGAL PROCEEDINGS

Currently there are no legal proceedings that are likely to have a material adverse effect on the Separate Account, the ability of GIS to perform under its agreement to serve as principal underwriter of the Policies, or on GIAC’s ability to meet its obligations under the Policies.

FINANCIAL STATEMENTS

The financial statements of GIAC and the Separate Account are contained in the Statement of Additional Information.

OTHER INFORMATION	PROSPECTUS	65

APPENDIX A

SPECIAL TERMS USED IN THIS PROSPECTUS

Some of the special terms used in this prospectus are defined below.

Alternate cash surrender value (Your Policy refers to this as Alternate Net Cash Surrender Value.)

The Policy Account Value plus a percentage of the total of all premium charges we have deducted from the premiums you have paid, up to and including the date the Alternate Cash Surrender Value is calculated. Beginning with Policy Month 84, the Alternate Cash Surrender Value equals the Policy Account Value.

Attained age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Basic face amount

The amount of coverage provided by the Policy, excluding any Supplemental Face Amount. The minimum Basic Face Amount is currently $100,000 ($250,000 for fully underwritten preferred plus non-tobacco (NT) policies).

Business day

Each day that GIAC processes transactions, currently including each day on which the NYSE or its successor is open for trading and GIAC is open for business. GIAC’s close of business is 4 p.m. New York time or, if earlier, the close of the NYSE. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will be deemed to occur as of the next following Business Day unless otherwise specified. Currently, the only day on which the NYSE is open and GIAC is closed is the day after the Thanksgiving holiday. It is, however, possible that GIAC could be closed due to extreme weather conditions or other acts of god at times when the NYSE remains open. So long as the NYSE is open, we will calculate unit values and deduct Monthly Deductions on that day, even if GIAC is closed.

Customer service office

For regular mail: The Guardian Insurance & Annuity Company, Inc. Customer Service Office, P.O. Box 26125, Lehigh Valley, PA 18002-6125, 1-800-441-6455

For registered, certified or express mail: The Guardian Insurance & Annuity Company, Inc. 3900 Burgess Place Bethlehem, PA 18017

Good order

Notice from the party authorized to initiate a transaction under this Policy in a form satisfactory to GIAC, including all information required by GIAC to process the requested transaction.

Initial total face amount

The sum of the Basic Face Amount plus any Supplemental Face Amount coverage in force on the Policy’s Issue Date.

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APPENDIX A

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue date

The date your Policy is issued at GIAC’s Customer Service Office.

Loan account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken and to which we credit interest earned on the Loan Amount. The Loan Account is equal to the loan plus interest we credit to the Loan Account.

Loan amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Minimum to issue premium

The amount of premium that is due on the date your Policy is issued and must be paid in order for your Policy to take effect. It is shown in your Policy. It varies based on issue age, sex and underwriting class of the insured and Total Face Amount of the Policy.

Monthly deduction

The total of the charges due and payable on each Monthly Processing Date including cost of insurance and mortality and expense risk charges.

Monthly processing date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

Net amount at risk

The difference between the amount of the Policy’s death benefit that you would be paid and the Policy Account Value, after subtracting all applicable Monthly Deductions other than cost of insurance.

Net cash surrender value

The Alternate Cash Surrender Value of your Policy less any Policy Debt, but not less than zero.

NYSE

The New York Stock Exchange.

1940 Act

The Investment Company Act of 1940, as amended.

APPENDICES	PROSPECTUS	67

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Net premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.

Policy account value

The Policy Account Value is the sum of the values of the variable investment options, the fixed-rate option and the Loan Account.

Policy anniversary

The same date each year as the Policy Date.

Policy date

This date is used to measure Policy Months, Policy Years, Policy Anniversaries, and Monthly Processing Dates. It also determines the age of the insured at issue. Your Policy Date is shown on the Data Pages of your Policy.

Policy debt

The unpaid Policy Loan Amount plus the accrued and unpaid interest on those loans.

Policy year

The year commencing with the Policy Date or with an anniversary of that date.

SEC

The United States Securities and Exchange Commission.

Supplemental face amount

This is additional insurance coverage that provides a level death benefit to the Policy Anniversary nearest the insured’s 100th birthday.

Target premium

A measure of premium used to determine your Policy’s premium charges and agent commissions. Only the Policy’s Basic Face Amount has a Target Premium. The Target Premium associated with the Basic Face Amount is based on the insured’s age at issue, underwriting class and sex (unless sex-neutral rates are required by law).

Total face amount

The sum of the Basic Face Amount plus any Supplemental Face Amount, including any increases or decreases in the Total Face Amount, since the Issue Date. On the Policy Anniversary on which the insured is Attained Age 100, all Supplemental Face Amount coverage will end and thereafter the Total Face Amount will equal the Basic Face Amount in effect on the date of determination.

Unloaned policy account value

The Policy Account Value less the Loan Account.

68	PROSPECTUS	APPENDICES

APPENDIX B

TABLE OF ALTERNATE CASH SURRENDER VALUE PERCENTAGES

Table of percentages used in the calculation of the Alternate Cash Surrender Value.

Policy Month	Percentage	Policy Month	Percentage
1	120%	43	89.17%
2	120%	44	88.33%
3	120%	45	87.50%
4	120%	46	86.67%
5	120%	47	85.83%
6	120%	48	85.00%
7	120%	49	82.92%
8	120%	50	80.83%
9	120%	51	78.75%
10	120%	52	76.67%
11	120%	53	74.58%
12	120%	54	72.50%
13	118.75%	55	70.42%
14	117.50%	56	68.33%
15	116.25%	57	66.25%
16	115.00%	58	64.17%
17	113.75%	59	62.08%
18	112.50%	60	60.00%
19	111.25%	61	57.92%
20	110.00%	62	55.83%
21	108.75%	63	53.75%
22	107.50%	64	51.67%
23	106.25%	65	49.58%
24	105.00%	66	47.50%
25	104.17%	67	45.42%
26	103.33%	68	43.33%
27	102.50%	69	41.25%
28	101.67%	70	39.17%
29	100.83%	71	37.08%
30	100.00%	72	35.00%
31	99.17%	73	32.08%
32	98.34%	74	29.17%
33	97.50%	75	26.25%
34	96.67%	76	23.33%
35	95.83%	77	20.42%
36	95.00%	78	17.50%
37	94.17%	79	14.58%
38	93.33%	80	11.67%
39	92.50%	81	8.75%
40	91.67%	82	5.83%
41	90.83%	83	2.92%
42	90.00%	84 & Over	0%

APPENDICES	PROSPECTUS	69

APPENDIX C

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on Policies with face amounts of $1,000,000 for a male insured, issue age 40, guaranteed underwriting class, utilizing the Cash Value Accumulation Test. Values are first given based on current charges and then based on the Policy’s higher guaranteed charges. Each illustration is given for a Policy with an Option 1 death benefit. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for Executive Benefits VUL policies with those for other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing an Executive Benefits VUL policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

Actual returns will fluctuate over time and likely will be both positive and negative. The actual death benefits, Net Cash Surrender Values and Policy Account Values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6% and 10%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Policyowner pays more than the stated premium.

Death benefits, Net Cash Surrender Values and Policy Account Values will also be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6%, or 10%, but vary above and below the average over the period; and (2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the Policyowner’s allocation of the Unloaned Policy Account Value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6%, or 10%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy’s performance. Policy loans and other policy transactions, such as partial withdrawals, will also affect results, as will the insured’s sex and underwriting class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the Monthly Deduction is deducted from the Policy Account Value on each Monthly Processing Date. See Deductions and charges. The amounts shown in the illustrations also reflect an arithmetic average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 1.02% of the average daily net assets of such funds. The arithmetic average is based upon actual expenses (estimated expenses for RS Global Natural Resources VIP Series) of the funds incurred during 2007, before taking into account any applicable expense reimbursements and fee waivers. For an explanation of the expenses see the accompanying fund prospectuses.

Taking account of the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at -1.02%, 4.98%, and 8.98%, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See GIAC’s taxes.

GIAC will furnish upon request an illustration reflecting the proposed insured’s age, sex, underwriting class, face amount requested, and applicable life insurance test, but a premium-based illustration must reflect GIAC’s current

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

minimum Face Amount requirement for Executive Benefits VUL — which is $100,000 ($250,000 for fully underwritten preferred plus NT Policies). These personalized illustrations will use both (i) a fund specific weighted average of the investment advisory fees and operating expenses incurred by the mutual funds selected by the Policyowner and (ii) an arithmetic average of the investment advisory fees and expenses incurred by all funds, based on actual fees and expenses of the funds incurred during 2007 (estimated expenses for RS Global Natural Resources VIP Series), after applicable reimbursements and waivers.

These illustrations will refer to “net outlay” as the cash flow into or out of the Policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash. For purposes of these illustrations “net outlay” will be equal to Target Premium. With this Policy, we reasonably expect that policyowners will pay the Target Premium annually. Therefore, the illustrations are based on this expectation and as a result show premiums being paid only through Policy Year 7. If the policyowner pays the Target Premium for seven years, any additional payment after that would cause the Policy to become a MEC.

From time to time, advertisements or sales literature for Executive Benefits VUL may quote historical performance data of one or more of the underlying funds, and may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the Policy’s investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer Executive Benefits VUL on September 15, 2008. As such, the Policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates. The results for any period prior to the Policies’ being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies. Thus the illustrations will reflect deductions for each fund’s expenses, and the charges deducted from premiums, Monthly Deductions and any transaction deductions associated with the Policy in question.

APPENDICES	PROSPECTUS	71

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 40, Guaranteed Issue Standard Risk Underwriting Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $40,370

These values reflect CURRENT cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Current Charges and 0% Gross (-1.02% Net) Return				Assuming Current Charges and 6% Gross (4.98% Net) Return				Assuming Current Charges and 10% Gross (8.98% Net) Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	40	40,370	35,539	39,899	1,000,000	40,370	37,718	42,078	1,000,000	40,370	39,170	43,530	1,000,000
2	41	40,370	70,675	78,305	1,000,000	40,370	77,274	84,904	1,000,000	40,370	81,820	89,450	1,000,000
3	42	40,370	105,402	115,756	1,000,000	40,370	118,755	129,110	1,000,000	40,370	128,257	138,612	1,000,000
4	43	40,370	139,715	152,069	1,000,000	40,370	162,251	174,604	1,000,000	40,370	178,820	191,174	1,000,000
5	44	40,370	173,609	184,509	1,000,000	40,370	207,857	218,756	1,000,000	40,370	233,880	244,780	1,000,000
6	45	40,370	207,083	214,713	1,000,000	40,370	255,680	263,310	1,000,000	40,370	293,848	301,478	1,000,000
7	46	40,370	240,134	240,134	1,000,000	40,370	305,833	305,833	1,000,000	40,370	358,979	358,979	1,169,253
8	47	—	236,334	236,334	1,000,000	—	319,803	319,803	1,008,019	—	389,717	389,717	1,228,387
9	48	—	232,410	232,410	1,000,000	—	334,347	334,347	1,020,111	—	422,985	422,985	1,290,551
10	49	—	228,345	228,345	1,000,000	—	349,477	349,477	1,032,133	—	458,980	458,980	1,355,534
15	54	—	205,378	205,378	1,000,000	—	434,525	434,525	1,093,002	—	688,004	688,004	1,730,601
20	59	—	175,677	175,677	1,000,000	—	536,816	536,816	1,161,642	—	1,024,714	1,024,714	2,217,429
25	64	—	133,413	133,413	1,000,000	—	657,844	657,844	1,237,891	—	1,513,915	1,513,915	2,848,792
30	69	—	68,719	68,719	1,000,000	—	798,899	798,899	1,326,388	—	2,216,519	2,216,519	3,680,021
35	74	—	—	—	—	—	961,422	961,422	1,423,464	—	3,215,842	3,215,842	4,761,318
40	79	—	—	—	—	—	1,147,755	1,147,755	1,537,593	—	4,628,405	4,628,405	6,200,454
45	84	—	—	—	—	—	1,361,002	1,361,002	1,680,954	—	6,616,710	6,616,710	8,172,203
50	89	—	—	—	—	—	1,606,422	1,606,422	1,864,523	—	9,415,511	9,415,511	10,928,284
55	94	—	—	—	—	—	1,893,892	1,893,892	2,095,416	—	13,382,607	13,382,607	14,806,614
60	99	—	—	—	—	—	2,291,752	2,291,752	2,336,988	—	19,523,350	19,523,350	19,908,712
65	104	—	—	—	—	—	2,922,136	2,922,136	2,922,136	—	30,011,545	30,011,545	30,011,545
70	109	—	—	—	—	—	3,725,918	3,725,918	3,725,918	—	46,134,134	46,134,134	46,134,134
75	114	—	—	—	—	—	4,750,794	4,750,794	4,750,794	—	70,917,985	70,917,985	70,917,985
80	119	—	—	—	—	—	6,057,578	6,057,578	6,057,578	—	109,016,041	109,016,041	109,016,041
81	120	—	—	—	—	—	6,359,245	6,359,245	6,359,245	—	118,805,681	118,805,681	118,805,681

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

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The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 40, Guaranteed Issue Standard Risk Underwriting Class

$1,000,000 Basic Face Amount

Death Benefit Option 1

Target Premium = $40,370

These values reflect GUARANTEED cost of insurance and other charges

Using the Cash Value Accumulation Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Guaranteed Charges and 0% Gross (-1.02% Net) Return				Assuming Guaranteed Charges and 6% Gross (4.98% Net) Return				Assuming Guaranteed Charges and 10% Gross (8.98% Net) Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	40	40,370	34,689	39,049	1,000,000	40,370	36,838	41,198	1,000,000	40,370	38,272	42,632	1,000,000
2	41	40,370	68,866	76,496	1,000,000	40,370	75,345	82,975	1,000,000	40,370	79,809	87,439	1,000,000
3	42	40,370	102,519	112,874	1,000,000	40,370	115,586	125,941	1,000,000	40,370	124,887	135,242	1,000,000
4	43	40,370	135,647	148,000	1,000,000	40,370	157,643	169,996	1,000,000	40,370	173,821	186,174	1,000,000
5	44	40,370	168,227	179,127	1,000,000	40,370	201,581	212,481	1,000,000	40,370	226,934	237,833	1,000,000
6	45	40,370	200,265	207,895	1,000,000	40,370	247,499	255,129	1,000,000	40,370	284,611	292,240	1,000,000
7	46	40,370	231,790	231,790	1,000,000	40,370	295,529	295,529	1,000,000	40,370	347,046	347,046	1,130,386
8	47	—	226,422	226,422	1,000,000	—	307,194	307,194	1,000,000	—	374,697	374,697	1,181,044
9	48	—	220,981	220,981	1,000,000	—	319,335	319,335	1,000,000	—	404,546	404,546	1,234,294
10	49	—	215,443	215,443	1,000,000	—	331,959	331,959	1,000,000	—	436,754	436,754	1,289,893
15	54	—	184,430	184,430	1,000,000	—	401,891	401,891	1,010,915	—	638,329	638,329	1,605,650
20	59	—	142,067	142,067	1,000,000	—	481,786	481,786	1,042,560	—	922,712	922,712	1,996,702
25	64	—	79,364	79,364	1,000,000	—	570,759	570,759	1,074,019	—	1,317,851	1,317,851	2,479,851
30	69	—	—	—	—	—	666,573	666,573	1,106,692	—	1,855,507	1,855,507	3,080,644
35	74	—	—	—	—	—	769,270	769,270	1,138,967	—	2,581,632	2,581,632	3,822,319
40	79	—	—	—	—	—	873,677	873,677	1,170,424	—	3,534,826	3,534,826	4,735,438
45	84	—	—	—	—	—	972,039	972,039	1,200,552	—	4,741,351	4,741,351	5,855,974
50	89	—	—	—	—	—	1,059,290	1,059,290	1,229,484	—	6,229,228	6,229,228	7,230,067
55	94	—	—	—	—	—	1,139,667	1,139,667	1,260,936	—	8,079,760	8,079,760	8,939,505
60	99	—	—	—	—	—	1,285,657	1,285,657	1,311,034	—	10,988,713	10,988,713	11,205,614
65	104	—	—	—	—	—	1,618,933	1,618,933	1,618,933	—	16,682,137	16,682,137	16,682,137
70	109	—	—	—	—	—	2,038,602	2,038,602	2,038,602	—	25,325,414	25,325,414	25,325,414
75	114	—	—	—	—	—	2,567,061	2,567,061	2,567,061	—	38,446,907	38,446,907	38,446,907
80	119	—	—	—	—	—	3,232,509	3,232,509	3,232,509	—	58,366,852	58,366,852	58,366,852
81	120	—	—	—	—	—	3,385,015	3,385,015	3,385,015	—	63,449,359	63,449,359	63,449,359

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	73

TABLE OF CONTENTS FOR

STATEMENT OF ADDITIONAL INFORMATION

ABOUT GIAC

ADDITIONAL INFORMATION ABOUT THE POLICY

ADDITIONAL INFORMATION ABOUT CHARGES

PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT N

CONSOLIDATED FINANCIAL STATEMENTS OF THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

74	PROSPECTUS	SAI–CONTENTS

BACK COVER PAGE

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the policy described in this prospectus and is incorporated into this prospectus by reference. If you would like a free copy, please call us toll-free at 1-800-441-6455, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service office

Box 26125

Lehigh Valley, Pennsylvania 18002-6125

Information about us (including the SAI), is also available on the SEC’s Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC’s Public Reference Room, 100 “F” Street, NE, Room 1580, Washington, D.C. 20549. (Direct questions to the SEC at 202-551-5850).

HOW TO COMMUNICATE WITH US

Except for proper telephone transfer requests, we cannot act on any request unless it is received in writing at our Customer Service Office, in a form acceptable to us. Your request must include:

•	your policy number,

•	the full name of all policyowners,

•	the full name of the insured, and

•	your current address.

Our address for regular mail is:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Our address for registered, certified or express mail is:

The Guardian Insurance & Annuity Company, Inc.

3900 Burgess Place

Bethlehem, PA 18017

If you need information on your Policy, or a free personalized illustration of death benefits, surrender values, and cash values under your Policy, please contact your registered representative, or call us at 1-800-441-6455 between 8 a.m. and 6 p.m. Eastern time or write us at the above address. Current policyowners should contact their registered representative for current personalized illustrations.

Investment Company Act File No. 811-09725

Securities Act of 1933 File No. 333-151073

BACK COVER PAGE	PROSPECTUS	75

EXECUTIVE BENEFITS VUL

Issued Through The Guardian Separate Account N of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated September     , 2008

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account N variable universal life insurance policy (marketed under the name “Executive Benefits VUL”) (the “Policy”) dated September     , 2008.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26125

Lehigh Valley, Pennsylvania 18002

1-800-441-6455

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

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ABOUT GIAC

Your Policy is issued through Separate Account N, (Separate Account or Separate Account N), of The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance and annuities in all 50 states of the United States of America and the District of Columbia. As of December 31, 2007, our total assets (GAAP basis) exceeded $10 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2007, Guardian Life had total assets (GAAP basis) in excess of $45 billion. The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody’s Investors Service, Inc., Standard & Poor’s Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC’s ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Policies, and does not guarantee the benefits provided by the Policy. The Guardian Separate Account N was established by GIAC’s Board of Directors on September 23, 1999 under the insurance laws of the State of Delaware. It is registered with the SEC as a unit investment trust.

ADDITIONAL INFORMATION ABOUT THE POLICY

Death Benefit Options

Cash Value Test

To satisfy the Cash Value Test, the death benefit must be at least equal to the Alternate Cash Surrender Value on a given date multiplied by a death benefit factor. A table of death benefit factors appears in your Policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the Policy, including any Supplemental Face Amount coverage).

Guideline Premium Test

The Guideline Premium Test consists of two parts: the Guideline Premium Test and the Cash Value Corridor Test. To satisfy the Guideline Premium Test the total of all premiums you pay must not exceed certain maximums. The total of premiums paid, minus the nontaxable portion of partial withdrawals, must not be greater than the larger of:

•	the guideline single premium on the date the calculation is done, or

•	the sum of the guideline level premiums to the date the calculation is done.

For the purposes of this test, the guideline single premium is the premium that would be necessary to pay for future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 6%.

The guideline level premium is the level annual premium payable to age 100 that would be necessary to pay for all future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 4%.

Payment of premiums in excess of the guideline premium limit is permitted if such premiums are necessary to keep the Policy in force.

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To satisfy the Cash Value Corridor Test, the death benefit must at least equal the percentage of the Alternate Cash Surrender Value shown in the following table:

Attained age	Percentage of policy account value*
0-40	250%
40-45	250% - 215%
45-50	215% - 185%
50-55	185% - 150%
55-60	150% - 130%
60-65	130% - 120%
65-70	120% - 115%
70-75	115% - 105%
75-90	105%
90-95	105% - 100%
95+	100%
The	percentage decreases as attained age increases within the age ranges.

Experience Factor

We calculate the unit value of each variable investment option on each Business Day by multiplying the option’s immediately preceding unit value by the experience factor (sometimes referred to as the “net investment factor”) for that day. We calculate the experience factor as follows on each Business Day:

•	the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current Business Day; plus

•

the amount per share of any dividends or capital gains distributed by the fund on the current Business Day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

•	the net asset value of one share of the same mutual fund at the close of the previous Business Day.

We do not calculate the unit value on non-Business Days. Non-Business Days use the unit value calculated as of the most recent preceding Business Day.

The prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.

Decreasing the Total Face Amount

Your death benefit option will determine how your Policy is affected by a reduction in the Total Face Amount due to a partial withdrawal:

•	under Option 1, a partial withdrawal will typically cause an immediate reduction in your Policy’s Total Face Amount;

•	under Option 2, a partial withdrawal will not reduce your Policy’s Total Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

Your Total Face Amount will be decreased by first decreasing any Supplemental Face Amount coverage and then the Basic Face Amount coverage.

If the Policy is using the Guideline Premium Test, guideline single premiums and guideline level premiums will be recalculated. Under the Cash Value Accumulation Test, net single premiums will be recalculated.

Reducing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Total Face Amount may

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also reduce the federal tax law limits on what you can put into the Policy. In these cases you may need to have a portion of the policy’s cash value paid to you to comply with federal tax law. See “Federal Tax Considerations” in the prospectus.

Increasing the Total Face Amount

We’ll issue any increase as Supplemental Face Amount coverage. Each increase has its own issue date, face amount, and issue age.

You don’t have to pay an additional premium to increase the Total Face Amount, so long as your Policy Account Value, less the Monthly Deduction and less Policy Debt, is not less than zero.

Increasing the Total Face Amount of your Policy may have adverse tax consequences, including possibly causing your policy to be considered a modified endowment contract. The tax consequences associated with your Policy being classified as a modified endowment contract are discussed in the prospectus under “Federal Tax Considerations.”

Dollar Cost Averaging Transfer Option

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each Monthly Processing Date from RS Money Market VIP Series into the variable investment options you have chosen. Before the program can begin, you must submit an authorization form. We will stop your dollar cost averaging program when:

•	the period of time listed on your dollar cost averaging authorization form ends;

•

your Policy Account Value in RS Money Market VIP Series is insufficient to cover your monthly transfer to the variable investment options you have chosen. If this happens we will divide what you do have in RS Money Market VIP Series proportionally among the variable investment options you have chosen, leaving a balance of zero in RS Money Market VIP Series;

•	you tell us in writing to end the program, and we receive this notice at least three Business Days before the next Monthly Processing Date; or

•	your Policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at our Customer Service Office at least three Business Days before your Policy’s next Monthly Processing Date.

Automatic Portfolio Rebalancing Transfer Option

If you choose automatic portfolio rebalancing, your Policy Account Value will be automatically rebalanced to maintain a selected proportion of your Policy Account Value in each of the variable investment options. Generally, this selected proportion will correspond to your then current premium allocation designation.

Before the program can begin, you must submit an authorization form. We will rebalance your Policy Account Value beginning on the date you specify in your written authorization, received in Good Order at our Customer Service Office or on the Business Day next following if the selected date is a non- Business Day. Once rebalancing begins, we will rebalance quarterly thereafter.

Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not currently charge you for using this service.

We will stop automatic rebalancing of your Policy Account Value when:

•	The period of time, if any, listed on your automatic rebalancing authorization form ends;

•	any of the variable investment options which are part of your portfolio rebalancing selections becomes unavailable for investment;

•	you tell us in writing to end the program, and we receive this notice at our Customer Service Office at least three Business Days before the next rebalancing date; or

•	Your Policy lapses or you surrender it.

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Payment Options

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees.

The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your Policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.

Exchanging a Policy

If you elect to exchange your Policy for a level premium, fixed-benefit whole life policy then being issued by us or our affiliate, Guardian Life, the exchange may result in a cost or credit to you.

The exchange cost or credit is calculated using the following values where:

•

(a) is the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) accumulated at an annual interest rate of 6%; and

•	(b) is the cash value of the new policy, less this Policy’s Net Cash Surrender Value on the exchange date.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either or both of these values are greater than zero, you must pay an exchange cost to the issuing company. If both of these values are less than zero, the issuing company will pay an exchange credit to you. The exchange cost will be the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

In calculating an exchange cost or credit, we reserve the right to assess an additional charge if the insured is in a substandard risk class. This charge would be based on the substandard reserve for the new policy.

If your policy is issued in Florida or New York, you will also have the option to convert the Policy to paid-up insurance. This option can be exercised on any Policy Anniversary and the election is irrevocable. You can obtain more information from your Registered Representative or our Customer Service Office.

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Assigning the Rights to Your Policy

You may assign the rights under your Policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your Policy’s beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your Policy’s rights is legally valid. The entity or person to whom you assign your rights may exercise all rights granted under the Policy except the right to:

•	change the Policyowner or beneficiary;

•	change a payment option; and

•	direct where your Net Premiums will be invested or make transfers among the fixed-rate and variable investment options.

Assigning the rights to your Policy also may have adverse tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

Modifying the Policy

Only the President, a Vice President, or the Secretary of GIAC may make or modify this Policy. No agent has the authority to:

•	change this Policy;

•	waive any provision of this Policy or any of GIAC’s requirements; or

•	waive an answer to any question in the application(s).

GIAC will not be bound by any promise or statement made by any agent or other person except as stated above.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs.

However, these other policies also have different charges that would affect the performance of the investment divisions of the Separate Account in which you invest, as well as your Policy Account Value. To obtain more information about these other policies, contact our Customer Service Office or your registered representative

Distribution of the Policy and Other Contractual Arrangements

We have an agreement with Guardian Investor Services LLC (GIS) for GIS to act as the principal underwriter of the Policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GIS is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority (“FINRA”). Under this agreement we paid through GIS for the sale of products issued by the Separate Account a total of $367,956 in 2005, $279,102 in 2006, and $229,604 in 2007. GIS did not retain any of such commissions.

GIS is a Delaware corporation organized on December 19, 2001; it is a wholly-owned subsidiary of GIAC and is located at 7 Hanover Square, New York, New York 10004.

The offering of the Policies is continuous, and we do not anticipate discontinuing offering the Policies. However, we reserve the right to discontinue the offering at any time. We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the Separate Account.

Agents and Commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GIS, or of broker-dealer firms which have entered into agreements with GIAC and GIS to sell Policies, which may include our affiliate Park Avenue Securities LLC.

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The Prospectus contains information regarding commissions paid to GIAC agents. Information on how to obtain a Prospectus is available on the cover page of this SAI.

Because registered representatives also are GIAC agents, they are eligible for additional compensation in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your Policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative Services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.

Guardian Life has entered into an agreement with American Financial Systems, Inc. (“AFS”), a Massachusetts corporation, having its principal place of business at 275 Wyman Street, Waltham, MA. Pursuant to this agreement, AFS will provide services to support the sale, issuance and maintenance of GIAC’s Executive Benefits VUL Policies including but not limited to: (i) providing initial and annual illustrations for the Policies, (ii) providing third party administrative services for executive benefit plans using the Policies as funding vehicles, such as plan enrollment, implementation, administration and case management, including benefit statements, preparation of forms for policy changes, and transaction confirmations for the Policies, (iii) coordinating allocation of cash values with allocations made by the policyowner’s plan participants/insureds on an on-going basis, (iv) and providing the policyowner and plan participants/insureds access to on-line account information services. Because this agreement has been entered into solely for the Executive Benefits VUL Policies, no payments have been made as of the effective date of the prospectus. Guardian Life will make payments to AFS on behalf of GIAC consisting of royalties based on premiums received by GIAC for the Policies, an annual maintenance fee for on-line systems access services, and reimbursement for services provided by employees of AFS on behalf of the Policies including a percentage of salaries and bonuses, allocated overhead expenses and information technology infrastructure expenses.

Other Agreements

We have entered into several other agreements, including:

•	an agreement with EULAV Asset Management, LLC (formerly Value Line, Inc.) under which we are compensated for marketing the Value Line Centurion Fund to our policyowners, and

•

agreements with RS Investment Management, Gabelli, AIM, Fred Alger, AllianceBernstein, American Century, Davis, Delaware, Fidelity, Franklin, Janus, MFS, Templeton, EULAV, and Van Kampen under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may receive 12b-1 fees from the funds.

ADDITIONAL INFORMATION ABOUT CHARGES

Cost of Insurance Charge

Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual Policy, but are made equally to all Policies where the insured people are of the same Attained Age, sex, and underwriting class. We may increase this charge when we expect:

•	a higher number of deaths among people in a certain group;

•	higher expenses or federal income taxes;

•	a higher number of Policies that are allowed to lapse by their policyowners;

•	an increase in state or local premium taxes; or

•	lower earnings

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Generally, reducing the Net Amount at Risk results in lower charges for the cost of insurance. Decreasing the Net Amount at Risk partly depends on the death benefit option you choose. If you choose Option 1, in which the death benefit is the Total Face Amount of your Policy, you reduce the Net Amount at Risk when you pay premiums. That’s because premiums increase the Policy Account Value. If you choose Option 2, in which the death benefit can increase to more than the Total Face Amount, paying premiums will not affect the Net Amount at Risk. The Net Amount at Risk can increase, for example, when we increase a Policy’s death benefit to meet the requirements of the Internal Revenue Code. See Death Benefit Options in the prospectus. A higher Net Amount at Risk results in higher deductions for cost of insurance.

Actuarial Experts

The actuarial matters contained in this prospectus have been examined by                                 , FSA, MAAA, Senior Vice President and Chief Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Communications We’ll Send You

Shortly after your Policy Anniversary each year, we will send you an updated statement showing the following information:

•	the amount of your current death benefit;

•	the instructions we have on file regarding where to invest your Net Premiums, and how much you have invested in each of the allocation options;

•	your Policy Account Value, and Alternate Cash Surrender Value;

•	the amount you have paid in Policy premiums and the charges that we have deducted, since the last Policy Anniversary;

•	a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement;

•	the total of any outstanding Policy Debt that you owe us; and

•	the interest rate for allocations to the fixed-rate option.

Twice a year we will send you reports containing the financial statements of the underlying funds. The annual reports will contain audited financial statements.

We will confirm in writing receipt of your Policy premiums and any transfers or other transactions. We will also write you to request a required payment to keep your Policy from lapsing.

If several members of the same household own a Policy, we may send only one annual report, semi-annual report, and prospectus to that address unless you instruct us otherwise. You may receive additional copies by calling or writing our Customer Service Office.

Advertising Practices

In our advertisements and sales materials for the Policies we may include:

•	articles or reports on variable life insurance in general, or specifically, and any other information published in business or general information publications;

•	relevant indices or rankings of investment securities or similar groups of funds;

•	comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies; and

•

comparisons with other investments, including those guaranteed by various governments. We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

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We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GIS and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

Advertisements and sales literature about the variable life policies and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps

These ratings relate only to GIAC’s ability to meet its obligations under the policy’s fixed-rate option and to pay death benefits provided under the policy, not to the performance or safety of the variable investment options.

Legal Matters

The legal validity of the Policy has been confirmed by Richard T. Potter, Jr., Senior Vice President and Counsel of GIAC.

Financial Statements

The GIAC consolidated financial statements contained in this Statement of Additional Information should only be used to determine our ability to meet our obligations under the Policies, and not as an indication of the investment experience of the Separate Account.

Experts

The consolidated balance sheets of GIAC as of December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2007 and the statement of assets and liabilities of Separate Account N as of December 31, 2007 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2007, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, NY, 10017.

B-9

FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT N

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Part C

ITEM 27:	Exhibits

The following exhibits:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N		(1)

(b)	Custodian Agreements. Not Applicable.		N/A

(c)	Distribution Agreements.

	(c)(i)	Distribution and Service Agreement between GIAC and GIS (August 23, 1985)	(1)

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		(1)

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy.	(1)

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (Guaranteed and Simplified Issue cases)	(1)

(f)	Certification of Incorporation and By-Laws.

	(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	(1)

	(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.	(1)

(g)	Reinsurance Agreements.

	(g)(i)	Reinsurance Agreement #3001 (including Revisions 1-11 through Aug 1, 2008)	Pre-Eff Am #1

	(g)(ii)	Reinsurance Agreement #3002 (including Revisions 1-5 through Aug 1, 2008)	Pre-Eff Am #1

(h)	Participation Agreements.

	(h)(i)	Aim Variable Insurance Funds	Pre-Eff Am #1

		(a) Amendments to Agreement (No. 1-5)	Pre-Eff Am #1

		(b) Amendment to Agreement (No. 6)	TBA

		(c) Amendment to Agreement (No. 7) (2008)	Pre-Eff Am #1

	(h)(ii)	Davis Variable Account Fund, Inc. (including Addenda 1-2)**	Pre-Eff #1

		(a) Addenda #3 to Agreement (July 2004)	Pre-Eff #1

		(b) Addenda #4 to Agreement	Pre-Eff #1

		(c) Addenda #5 to Agreement (2008)	Pre-Eff #1

	(h)(iii)	Fidelity Variable Insurance Products Fund (including amendments 1-3)	Pre-Eff #1

		(a) Amendment #4 to Agreement (2002)	Pre-Eff #1

		(b) Amendment #5 to Agreement (2005)	Pre-Eff #1

		(c) Amendment #6 to Agreement (2008)	Pre-Eff #1

	(h)(iv)	Gabelli Capital Series Funds, LLP (including first addendum-2001)	Pre-Eff #1

		(a) Addendum to Agreement (2008)	TBA

	(h)(v)	Janus Aspen Series (service shares) (2000)	TBA

		(a) Amendment to Agreement	TBA

	(h)(vi)	MFS Variable Insurance Trust**	Pre-Eff #1

		(a) Amendment to Agreement (Aug 2000)	Pre-Eff #1

		(b) Amendment to Agreement (Nov 2000)	Pre-Eff #1

		(c) Amendment to Agreement (2006)	Pre-Eff #1

		(d) Amendment to Agreement (2008)	Pre-Eff #1

	(h)(vii)	Alliance Variable Products Series Fund, Inc.	Pre-Eff #1

		(a) Amendment to Agreement (2008)	Pre-Eff #1

	(h)(viii)	Value Line, Inc.	Pre-Eff #1

		(a) Amendment to Agreement (2008)	Pre-Eff #1

	(h)(ix)	RS Variable Product Trust	Pre-Eff #1

		(a) Amendment to Agreement (2008)	TBA

	(h)(x)	Delaware	TBA

	(h)(xi)	Franklin Templeton	Pre-Eff #1

		(a) Amendment No. 1 (2004)	Pre-Eff #1

		(b) Amendment No. 2 (2007)	Pre-Eff #1

		(c) Amendment No. 3 (2008)	Pre-Eff #1

	(h)(xii)	Van Kampen	Pre-Eff #1

		(a) Amendment No. 1 (2005)	Pre-Eff #1

		(b) Amendment No. 2 (2008)	Pre-Eff #1

	(h)(xiii)	American Century**	Pre-Eff #1

		(a) First Amendment	Pre-Eff #1

		(b) Second Amendment (2008)	Pre-Eff #1

	(h)(xiv)	Fred Alger	TBA

		(a) First Amendment	TBA

		(b) Second Amendment (2008)	Pre-Eff #1

(i)	Administrative Contracts

	(i)(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc. (2007)	(1)

	(i)(ii)	Agreement for services between The Guardian Insurance & Annuity Company, Inc and American Financial Systems [DRAFT]**	Pre-Eff #1

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.:

	(j)(i)	D. Scott Dolfi	(1)

	(j)(ii)	Gary B. Lenderink	(1)

	(j)(iii)	Robert E. Broatch	(1)

	(j)(iv)	Joseph A. Caruso	(1)

	(j)(v)	Armand M. de Palo	(1)

	(j)(vi)	Margaret W. Skinner	(1)

(k)	Legal Opinion.

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	Pre-Eff #1

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	TBA

(l)	Opinion and Consent of actuarial officers.		TBA

(m)	Calculation.		Pre-Eff #1

(n)	Consent of PricewaterhouseCoopers LLP		TBA

(o)	No financial statements are omitted.		N/A

(p)	Not applicable.		N/A

(q)	Memorandum on the Policy’s Issuance. Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.		Pre-Eff #1

(1)	Incorporated by reference to the Registration Statement on Form N-6 filed by the Registrant on May 21, 2008 (Registration No. 333-151073; Accession No. 0001193125-08-120023)
*	TBA: To be filed in subsequent amendment
**	Certain financial information redacted as confidential

Item 28.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
D. Scott Dolfi	Director and President
Armand M. de Palo	Director
Gary B. Lenderink	Director
Robert E. Broatch	Director
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Joseph A. Caruso	Director and Executive Vice President and Corporate Secretary
Margaret W. Skinner	Director and Executive Vice President, Individual Products Distribution
Senior Vice President & Chief Actuary
John H. Walter	Vice President & Controller
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
Dennis P. Mosticchio	Vice President, Group Pensions
James Consolati	Vice President, Retirement Services
Hugh J. McAleer	Vice President, Selection, Claims & Individual Markets Operations
Bruce P. Chapin	Vice President, Corporate Tax
Barry I. Belfer	Treasurer

Item 29.	Persons Controlled by or under Common Control with Depositor or Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of June 1, 2008. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	69.62%
Berkshire Life Insurance Company of America	Massachusetts	100%
Guardian Trust Company, FSB	Federal Savings Bank	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth Limited Health Services Corporation	Wisconsin	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Innovative Underwriters, Inc.	New Jersey	100%
Hanover Acquisition LLC	Delaware	100%
RS Tax-Exempt Fund	Massachusetts	82.09%
RS International Growth Fund	Massachusetts	32.29%
RS Investment Quality Bond Fund	Massachusetts	34.95%
RS Asset Allocation Fund	Massachusetts	20.10%
RS Small Cap Core Equity Fund	Massachusetts	34.74%
RS Emerging Markets Fund	Massachusetts	18.16%
RS High Yield Bond Fund	Massachusetts	87.72%
RS Small Cap Core Equity VIP Series	Massachusetts	35.13%
RS Low Duration Bond Fund	Massachusetts	84.96%
RS Low Duration Bond VIP Series	Massachusetts	29.82%
RS Asset Allocation VIP Series	Massachusetts	47.57%
RS S&P 500 Index VIP Series	Massachusetts	41.21%
RS High Yield Bond VIP Series	Massachusetts	48.12%
RS S&P 500 Index Fund	Massachusetts	15.90%
RS Core Equity Fund	Massachusetts	17.50%
RS Large Cap Value Fund	Massachusetts	85.45%
RS Large Cap Value VIP Series	Massachusetts	66.45%
RS Partners VIP Series	Massachusetts	23.25%
RS Equity Dividend VIP Series	Massachusetts	52.12%
RS Value VIP Series	Massachusetts	65.73%
RS Technology VIP Series	Massachusetts	32.91%
RS Global Natural Resources VIP Series	Massachusetts	10.35%
RS Midcap Opportunities VIP Series	Massachusetts	79.60%
RS Equity Dividend Fund	Massachusetts	67.77%

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of June 1, 2008:

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 30.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable life insurance polices and variable annuity contracts and it is also the principal underwriter of shares of:

The RS Variable Products Trust, a series trust consisting of the following series: RS Core Equity VIP Series, RS S&P 500 Index VIP Series, RS Asset Allocation VIP Series, RS Low Duration Bond VIP Series, RS Large Cap Value VIP Series, RS Partners VIP Series, RS Investment Quality Bond VIP Series, RS Money Market VIP Series, RS International Growth VIP Series, RS Emerging Markets VIP Series, RS Small Cap Core Equity VIP Series, RS Global Natural Resources VIP Series, RS Equity Dividend VIP Series, RS Technology VIP Series, RS Mid Cap Opportunities VIP Series, RS Value VIP Series.

The RS Investment Trust, a series trust consisting of the following series:

(i) Growth Series: RS Diversified Growth Fund, RS Emerging Growth Fund, RS Growth Fund, RS Technology Fund, RS MidCap Opportunities Fund, and RS Smaller Company Growth Fund;

(ii) Value Series: RS Global Natural Resources Fund, RS Investors Fund, RS Large Cap Value Fund, RS Partners Fund, and RS Value Fund;

(iii) Core Equity Series: RS Core Equity Fund, RS Small Cap Core Equity Fund, and RS S&P 500 Index Fund;

(iv) International Series: RS International Growth Fund, and RS Emerging Markets Fund;

(v) Fixed Income Series: RS Investment Quality Bond Fund, RS Low Duration Bond Fund, RS High Yield Bond Fund, RS Tax-Exempt Fund, and RS Cash Management Fund;

(vi) Asset Allocation Series: RS Asset Allocation Fund.

All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts: The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act; and separate accounts which is unregistered.

(b) The following is a list of the managers and principal officers of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
Margaret W. Skinner	Manager and President
Gary B. Lenderink	Manager
Armand M. de Palo	Manager
Robert E. Broatch	Manager
Joseph A. Caruso	Manager and Executive Vice President, Corporate Secretary
John H. Walter	Senior Vice President, Equity Financial Management & Control
Thomas G. Sorrell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	Executive Vice President, Broker-Dealer, Equity Administration
Peggy L. Coppola	Senior Vice President, Equity Business Development
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard A. Cumiskey	Senior Vice President and Chief Compliance Officer
William D. Ford	Vice President and National Accounts Manager
Peter M. Quinn	Vice President, Retirement Sales
James Consolati	Vice President, Retirement Services
Peter T. Joyce	Vice President, Internal Sales
Greg Rusteberg	Vice President and National Sales Manager of Mutual Funds
Bruce P. Chapin	Vice President, Corporate Tax
Barry I. Belfer	Treasurer

(c) GIS, as the principal underwriter of the Registrant’s variable life contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 32.	Location of Accounts and Records

Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 33.	Management Services

None.

Item 34.	Fee Representation

The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant, The Guardian Separate Account N has duly caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on August 1, 2008.

THE GUARDIAN SEPARATE ACCOUNT N
(Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
(Name of Depositor)

By:	/s/ Richard T. Potter, Jr.
Senior Vice President and Counsel

Pursuant to the requirements of the Securities Act of 1933, this Pre-effective Amendment No. 1 to the Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

	/s/ Margaret W. Skinner*	Director and Executive Vice President, Individual Products Distribution
Margaret W. Skinner

	/s/ D. Scott Dolfi*	Director and President
D. Scott Dolfi
(Principal Executive Officer)

	/s/ John H. Walter	Vice President and Controller
John H. Walter
(Principal Accounting Officer)

	/s/ Armand M. de Palo*	Director
Armand M. De Palo

	/s/ Joseph A. Caruso*	Director, Executive Vice President and Corporate Secretary
Joseph A. Caruso

	/s/ Gary B. Lenderink*	Director
Gary B. Lenderink

	/s/ Robert E. Broatch*	Director
Robert E. Broatch

*By:	/s/ Richard T. Potter, Jr.	Date: August 1, 2008
Richard T. Potter, Jr.
Senior Vice President and Counsel

*	Pursuant to Power of Attorney

The Guardian Separate Account N

Exhibit Index

The following exhibits:			Filed in:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N		Registration Statement

(b)	Custodian Agreements.		Not Applicable.

(c)	Distribution Agreements.

	(c)(i)	Distribution and Service Agreement between GIAC and GIS (August 23, 1985)	Registration Statement

(d)	Specimen of the Flexible Premium Adjustable Variable Whole Life Insurance Policy		Registration Statement

(e)	Applications

	(e)(i)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (fully underwritten cases)	Registration Statement

	(e)(ii)	Form of Application for the Flexible Premium Adjustable Variable Whole Life Policy (guaranteed and simplified underwriting cases)	Registration Statement

(f)	Certification of Incorporation and By-Laws.

	(f)(i)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	Registration Statement

	(f)(ii)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.	Registration Statement

	(f)(iii)	By-laws of The Guardian Insurance & Annuity Company, Inc.	Registration Statement

(g)	Reinsurance Agreements.

	(g)(i)	Reinsurance Agreement #3001 (including Revisions 1-10 through August 1, 2008)	Pre-effective Amendment No. 1

	(g)(ii)	Reinsurance Agreement #3002 (including Revisions 1-5 through August 1, 2008)	Pre-effective Amendment No. 1

(h)	Participation Agreements.

	(h)(i)	Aim Variable Insurance Funds	Pre-effective Amendment No. 1

		(a) Amendments No. 1-5	Pre-effective Amendment No. 1

		(b) Amendment No. 6	TBA

		(c) Amendment No. 7	Pre-effective Amendment No. 1

	(h)(ii)	Davis Variable Account Fund, Inc. (incl. Addenda 1-2)	Pre-effective Amendment No. 1

		(a) Addenda No. 3 (2004)	Pre-effective Amendment No. 1

		(b) Addenda No. 4	Pre-effective Amendment No. 1

		(c) Addenda No. 5 (2008)	Pre-effective Amendment No. 1

	(h)(iii)	Fidelity Variable Insurance Products Fund (including amendments 1-3)	Pre-effective Amendment No. 1

		(a) Amendment No. 4	Pre-effective Amendment No. 1

		(b) Amendment No. 5	Pre-effective Amendment No. 1

		(c) Amendment No. 6	Pre-effective Amendment No. 1

	(h)(iv)	Gabelli Capital Series Funds, LLP	Pre-effective Amendment No. 1

		(a) Addendum to Agreement (2008)	TBA

	(h)(v)	Janus Aspen Series	TBA

		(a) Amendment to Agreement	TBA

	(h)(vi)	MFS Variable Insurance Trust	Pre-effective Amendment No. 1

		(a) Amendment to Agreement (Aug. 2000)	Pre-effective Amendment No. 1

		(b) Amendment to Agreement (Nov. 2000)	Pre-effective Amendment No. 1

		(c) Amendment to Agreement (2006)	Pre-effective Amendment No. 1

		(d) Amendment to Agreement (2008)	Pre-effective Amendment No. 1

	(h)(vii)	Alliance Variable Products Series Fund, Inc.	Pre-effective Amendment No. 1

		(a) Amendment to Agreement (2008)	Pre-effective Amendment No. 1

	(h)(viii)	Value Line, Inc.	Pre-effective Amendment No. 1

		(a) Amendment to Agreement (2008)	Pre-effective Amendment No. 1

	(h)(ix)	RS Variable Product Trust	Pre-effective Amendment No. 1

		(a) Amendment to Agreement (2008)	TBA

	(h)(x)	Delaware Investments	TBA

	(h)(xi)	Franklin Templeton	Pre-effective Amendment No. 1

		(a) Amendment No. 1 (2004)	Pre-effective Amendment No. 1

		(b) Amendment No. 2 (2007)	Pre-effective Amendment No. 1

		(c) Amendment No. 3 (2008)	Pre-effective Amendment No. 1

	(h)(xii)	Van Kampen	Pre-effective Amendment No. 1

		(a) Amendment No. 1 (2005)	Pre-effective Amendment No. 1

		(b) Amendment No. 2 (2008)	Pre-effective Amendment No. 1

	(h)(xiii)	American Century	Pre-effective Amendment No. 1

		(a) First Amendment	Pre-effective Amendment No. 1

		(b) Second Amendment (2008)	Pre-effective Amendment No. 1

	(h)(xiv)	Fred Alger	TBA

		(a) First Amendment	TBA

		(b) Second Amendment (2008)	Pre-effective Amendment No. 1

(i)	Administrative Contracts

	(i)(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc. (2007)	Registration Statement.

	(i)(ii)	Agreement for services between The Guardian Insurance & Annuity Company, Inc and American Financial Systems [DRAFT]	Pre-effective Amendment No. 1

(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.

	(j)(i)	D. Scott Dolfi	Registration Statement

	(j)(ii)	Gary B. Lenderink	Registration Statement

	(j)(iii)	Robert E. Broatch	Registration Statement

	(j)(iv)	Joseph A. Caruso	Registration Statement

	(j)(v)	Armand M. de Palo	Registration Statement

	(j)(vi)	Margaret W. Skinner	Registration Statement

(k)	Legal Opinion.

	(k)(i)	Opinion of Richard T. Potter, Jr., Esq.	Pre-Eff No. 1

	(k)(ii)	Consent of Richard T. Potter, Jr., Esq.	TBA

(l)	Opinion and Consent of actuarial officers.		TBA

(m)	Calculation.		Pre-effective Amendment No. 1

(n)	Consent of PricewaterhouseCoopers LLP		TBA

(o)	No financial statements are omitted.		Not applicable

(p)	Initial Capital Agreements		Not applicable

(q)	Memorandum on the Policy’s Issuance, Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy for Flexible Premium Adjustable Variable Life Insurance Policy.		Pre-effective Amendment No. 1

(TBA)     To be filed in a subsequent amendment.